U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  AMENDMENT NO. 1
                                        TO
                                    FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                               SMALL BUSINESS ISSUERS
        Under Section 12(b) OR 12(g) of The Securities Exchange Act of 1934

                             TWILIGHT PRODUCTIONS, LTD.
                  (Name of Small Business Issuer in its Charter)

          DELAWARE                                             88-0339012
------------------------------                           -----------------------
State or Other Jurisdiction of                           (I.R.S. Employer
Incorporation or Organization                            Identification No.)

  1619 Mardon Dr., Dayton, Ohio                                45432
----------------------------------------                       ---------
(Address of Principal Executive Offices)                       (Zip Code)

Issuer's telephone number:  (937) 429-4288

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                      Name of Each Exchange on Which
     To be so Registered                      Each Class is to be Registered


     -------------------                      -------------------------------

         Securities to be registered pursuant to Section 12(g) of the Act:

                        Common Stock, $.001 par value
                     -----------------------------------
                               (Title of Class)


        THIS AMENDMENT IS FILED SOLELY FOR THE PURPOSE OF REFORMATTING
                           THE ORIGINAL FORM 10-SB



                              TABLE OF CONTENTS

Forward Looking Statements

                                   PART I

Item 1.  Description of Business

Item 2.  Management Discussion and Analysis or Plan of Operation

Item 3.  Description of Properties

Item 4.  Security Ownership of Certain Beneficial Owners and Management

Item 5.  Directors and Executive Officers

Item 6.  Executive Compensation

Item 7.  Certain Relationships and Related Transactions

Item 8.  Description of Securities

                                  PART II

Item 1. Market Price of and Dividends on the Common Equity and Related Stockholder Matters

Item 2.  Legal Proceedings

Item 3.  Changes In and Disagreements with Accountants

Item 4.  Recent Sales of Unregistered Securities

Item 5.  Indemnification of Directors and Officers

                                  PART F/S

Item 1.  Financial Statements

                                  PART III

Index to Exhibits

                                 SIGNATURES




                          FORWARD LOOKING STATEMENTS

This Form 10-SB contains forward-looking statements, including statements regarding the expectations of future operations. For this purpose, any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include, but are not limited to, economic conditions generally and in the industries in which the Company may participate, competition within chosen industry, including competition from much larger competitors, technological advances, and the failure to successfully develop business relationships. In light of these risks and uncertainties, you are cautioned not to place undue reliance on these forward looking statements. The Company acknowledges that the safe harbor contained in the Litigation Reform Act of 1995 is not applicable to the disclosure in this Form 10-SB.


                                   PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS HISTORY

Twilight Products, LTD., ("Twilight") was incorporated in the State of Delaware on March 9, 1994. Twilight was engaged in the business of producing high-quality, low budget, feature-length motion pictures. Since Twilight's inception, two films have been produced but not sold as of May 1, 2000. During fiscal year 1999, Twilight wrote down the value of both films to zero.

On April 10, 2000, Twilight acquired all of the issued and outstanding shares of EDICT Systems, Inc. ("Edict" or the "Company"), a company incorporated in September of 1994 and organized under the laws of the state of Ohio pursuant to the terms of an Agreement and Plan of Merger dated April 10, 2000 (the "Merger Agreement") by and among the Company, Twilight and Twilight Acquisition Sub, Inc., an Ohio corporation and a wholly-owned subsidiary of Twilight ("Sub"). In accordance with the terms of the Merger Agreement, Sub was merged into Edict (the "Merger") and the Shareholders of Edict were issued 4,359,000 shares of Twilight's common stock, par value $.001 per share ("Common Stock"). As a result of the Merger, Edict became a wholly-owned subsidiary of Twilight. In addition, the directors and officers of Edict became the directors and officers of Twilight.

Immediately following the Merger, the Shareholders of Edict owned approximately 81% of the issued and outstanding Common Stock of Twilight.

Immediately thereafter, the two films that were developed by Twilight were transferred to Chaverim Productions, Ltd., a Delaware corporation, an entity owned by the former officers and directors of Twilight, in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films, leaving the sole business of Twilight consisting of the business of Edict.

Also on April 10, 2000, Twilight entered into a stock purchase agreement (the "Stock Purchase Agreement") with Halter Financial Group, Inc., a Texas corporation ("HFG") and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the Merger. This Stock Purchase Agreement was a requirement made by Edict in order to consummate the Merger. Under the terms of the Stock Purchase Agreement, HFG and Beroff, or their designees, are obligated to purchase 141,500 shares of Common Stock each for a purchase price of $150,000 within 90 days of the effective date of the Merger. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB. The Stock Purchase Agreement obligates Twilight to issue 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). At the time of execution of the Stock Purchase Agreement, shares of Common Stock were trading at approximately $1.06 per share. This offering was made pursuant to Section 4(2) of the Securities Act of 1933.

OVERVIEW/BACKGROUND

The Company is a provider of business-to-business ("B2B") electronic commerce ("e-commerce") products and services, offering comprehensive, standards-based and proprietary solutions for businesses of all sizes. The Company develops, markets, and supports B2B e-commerce software products and provides Internet-based communication and e-commerce data processing services that help businesses process transactions required in the electronic procurement of goods and services and other B2B relationships.

The Company's software products enable businesses to engage in e-commerce with one another by allowing companies to fully integrate e-commerce data into their business infrastructure and operations as well as allowing smaller companies the ability to manually process electronic transactions.

As of December 31, 1999, the Company had over 800 companies using its FORMULA_ONE EDI translation software which allows companies to transmit, receive, manage, and process Electronic Data Interchange ("EDI") transactions for integration into legacy systems or for stand-alone processing via printed output and entry screens for data generation.

In addition, the Company has over 200 companies using its bar code label modules ("BCLM") to produce shipping container labels. The BCLM modules integrate with the Company's FORMULA_ONE software and utilize data received from business partners for the rapid creation of shipping labels.

In 1999, the Company developed its EnterpriseEC service as an alternative to EDI software and to private network services that are currently provided by traditional value added networks ("VANs") offering their services primarily using dedicated telecommunications links.

EnterpriseEC transmits and receives electronic documents, such as purchase orders, invoices, promotional information, and other documents over the Internet. EnterpriseEC also allows customers to transmit and receive data directly using other communications protocols. In addition, EnterpriseEC communicates with traditional VANs via an interconnect with AT&T Easylink Services which allows EnterpriseEC to support its customers even if their trading partner uses a traditional VAN.

EnterpriseEC allows companies to utilize their current EDI software (including FORMULA_ONE) to process electronic documents, but uses the Internet (via EnterpriseEC) for communication of the electronic documents to reduce the costs associated with traditional VANs.

EnterpriseEC also provides value-added services such as conversion of data from one format to another. This is known as server-side data translation.

EnterpriseEC also allows companies to utilize a web-based, generic portal ("www.EZEC.com" and "www.EasyEC.com") to access documents stored on EnterpriseEC via commonly available web browsers for processing which eliminates the need for EDI software in many cases.

In addition to generic access and processing of documents via the EnterpriseEC generic portal, the Company creates vertical industry portals ("Vortals") which target specific industries and allows for the addition of value added services to these vertical communities.

In October, 1999, the Company activated its EnterpriseEC Internet-based value-added network, utilizing a direct connect method (not Internet or VAN interconnection) with The Kroger Company, a major grocery industry retailer.

Also in October, 1999, the Company activated www.GroceryEC.com, its first Vortal to allow vendors and brokers of Kroger to receive, process, create, and transmit electronic documents to and from Kroger.

As of June, 2000, the Company added support for eight additional grocery retailers, two connecting directly with EnterpriseEC and seven communicating with EnterpriseEC via traditional VANs. Also as of June, 2000, development was underway to add support for nine additional grocery retailers with the goal of supporting 50 grocery industry retailers' e-commerce capabilities by December, 2000.

As of June, 2000, there were approximately 450 vendors/brokers in production on www.GroceryEC.com, to support the e-commerce initiatives of the grocery retailers which were supported on EnterpriseEC.

The Company has also reserved additional Vortal Internet domains and intends to add additional domains when necessary. Currently reserved domains are:

     RetailEC.com
     HealthcareEC.com
     PetroleumEC.com
     MfgEC.com
     HighTechEC.com
     AutomotiveEC.com
     LogisticsEC.com
     DrugStoreEC.com

The Company markets EnterpriseEC and Vortals utilizing its "Hub and Spoke" marketing program whereby large "hub" companies get reduced prices or free access to EnterpriseEC while their trading partners, "spokes", pay transaction fees to access to the system.

PRODUCT BREAKDOWN - SOFTWARE AND SERVICES

FORMULA_ONE - PC-based software for transmitting, receiving, administrating, and processing EDI documents. FORMULA_ONE communicates with all traditional VANs as well as EnterpriseEC via secure File Transfer Protocol ("FTP"). FORMULA_ONE supports both integration with customers current legacy systems as well as stand-alone processing via printed output and entry screens for creating electronic documents.

BCLM - Bar Code Label Modules provide an add-on to FORMULA_ONE for the creation of bar coded shipping container labels.

EnterpriseEC - An Internet-based e-commerce network providing similar functionality as traditional VANs, but at reduced prices due to using the Internet as a communications infrastructure. EnterpriseEC also includes network level translation of data from one format to another (standards based data to proprietary, etc.).

EZEC.com and EasyEC.com - A generic, web-based document processing system similar to the Vortals but not focused on any vertical industry.

Vertical Industry Portals - Vortals - Web sites designed to allow participants in a vertical industry the ability to process and create electronic documents on EnterpriseEC via a web browser. Additional industry-specific value added features can be added to a Vortal.

THE MARKET

Business-to-business e-commerce involves the automation of business processes and transactions through the use of computers and telecommunications to exchange and electronically process commercial information and transactions between businesses. In the 1980's, the predominant technology for B2B e-commerce was Electronic Data Interchange ("EDI") which involves the use of industry standards to conduct the exchange of business documents electronically. The transactions were communicated between businesses over private communication networks, known as VANs, which provided security, administration of trading partnerships, auditing, and delivery of electronic transactions. In the 1990's, the Internet, because of its wider acceptance among businesses, became a viable option for conducting e-commerce instead of using private networks. This development greatly increased the opportunity or more businesses to participate in e-commerce due primarily to a perception of lower cost associated with using the Internet.

The advantages of B2B e-commerce typically include elimination of redundant data entry, a reduction in administration associated with processing paper documents, a reduction in lead-time necessary to process documents, the ability to reduce inventory based on "just in time" philosophies, and increased data accuracy. The use of data standards for e-commerce is important for companies with disparate computer systems to communicate business documents electronically in an effective manner.

As larger companies seek to garner the maximum return on their ability to do e-commerce, many of their smaller trading partners will require applications to manually process and generate electronic documents externally from their business systems until such a time that the volume of e-commerce transactions warrant the necessary investment to integrate the e-commerce data into their legacy systems. These smaller companies utilize PC-based software or web-based "portals" for processing and creating e-commerce documents to support their business partners.

STRATEGY

The Company plans to become a leading provider of B2B e-commerce software and solutions by providing software products and services to the B2B marketplace for the broadest possible distribution. By focusing on vertical markets within the B2B marketplace along with providing horizontal market solutions, the Company intends to provide solutions to a broad potential customer base.

There are two major components to conducting B2B e-commerce - communications and data processing.

In support of the first major component - communications, the Company has developed its EnterpriseEC product which is an Internet-based e-commerce network providing similar functionality as traditional VANs, but at reduced prices due to using the Internet as a communications infrastructure instead of creating and maintaining a private network. EnterpriseEC can be used by companies that currently have e-commerce software in place, but are using traditional VANs by using secure file transfer protocol ("FTP") or by using a free secure FTP software product provided by the Company.

In addition, EnterpriseEC communicates with traditional VANs via an interconnect with AT&T Easylink Services which allows EnterpriseEC to support its customers even if their trading partner uses a traditional VAN. EnterpriseEC also allows customers to transmit and receive data directly to the Company's data center using other communications protocols, such as asynchronous or bisynchronous protocols, bypassing the Internet altogether. This is provided for those customers that have concerns about the Internet being used for B2B e-commerce due to security or availability concerns.

In support of the second major component of B2B e-commerce - data processing, the Company has developed both PC-based software and web-based solutions. The processing of e-commerce data falls into two general categories - those that are integrating the e-commerce data into their in-house legacy business systems and those that process and generate electronic documents manually (not integrated).

For companies that want to integrate e-commerce data into their in-house legacy business systems, the Company offers its FORMULA_ONE EDI translation software. This software provides connectivity to most private VANs as well as EnterpriseEC. Once data is received into FORMULA_ONE, it can be translated into any customer requested format using reformat programs that are custom developed by the Company with the reformatted data being exported to in-house legacy systems for integration.

In addition to using FORMULA_ONE for integration, EnterpriseEC has the ability to reformat data prior to transmission to the customer for integration purposes using custom developed applications, which are hosted on the EnterpriseEC computer systems.

For companies that want a stand-alone solution which produces readable documents of incoming e-commerce data and generates outgoing e-commerce documents by using data entry screens, the Company has several solutions. In addition to assisting companies with integration, FORMULA_ONE also has stand-alone capabilities whereby incoming data is printed in a readable format and data entry screens are available for generating outgoing documents. In many cases, the outgoing documents are created from incoming data using a "document turnaround" feature within FORMULA_ONE. This feature allows a customer to load an incoming document (such as a purchase order) into a data entry screen for faster generation of an outgoing document (such as an invoice). This "turnaround" feature can be used whenever an outgoing document contains much of the information contained in an associated incoming document.

The Company has also produced a web-based solution for processing e-commerce data in a stand-alone environment. By generating hypertext markup language ("HTML") based readable reports of incoming electronic documents, and utilizing Java applets and/or HTML based entry screens for creating outgoing electronic documents, the Company has created an alternative to traditional e-commerce software and network services. The Company provides these web-based solutions via a generic portal on EnterpriseEC or via Vortals that target specific industry segments.

The Company intends to utilize its many years of experience in the e-commerce industry to market EnterpriseEC horizontally to companies currently doing e-commerce as well as companies who will be conducting e-commerce in the future. Because EnterpriseEC is not industry specific and utilizes both standards-based e-commerce data formats as well as proprietary formats, any company doing e-commerce is a potential customer of EnterpriseEC.

The Company intends to leverage its current FORMULA_ONE customer base to increase connectivity opportunities with EnterpriseEC as most of the FORMULA_ONE customers are currently using commercial VANs. The Company has developed a secure FTP software program that integrates with FORMULA_ONE providing connectivity to its EnterpriseEC service. Due to the cost savings associated with Enterprise versus traditional VANs, the Company expects many of its FORMULA_ONE customers to switch.

The Company also intends to provide web-based solutions for stand-alone B2B customers via its generic portal (EZEC.com and EasyEC.com) on EnterpriseEC as well as its Vortals. The Company plans on leveraging the Vortals and targeting specific industries, adding value to the service provided by the Vortals that focuses on the needs of the vertical market.

The Company's www.GroceryEC.com Vortal is currently a leading provider of web-based B2B e-commerce in the grocery industry and supports the e-commerce initiatives of nine grocery retailers. The Company hopes to support the vendors and brokers of 50 grocery retailers by the end of the year 2000.

The Company plans to duplicate the process of providing broad vertical industry support via additional Vortals.

The Company has also initiated a Hub and Spoke marketing program whereby large companies that have a need to conduct e-commerce with a broad business partner base can leverage the capabilities of EnterpriseEC at little or no cost, provided they meet certain criteria. These criteria consists of:

A. A minimum of 100 potential business partners not currently doing e-commerce with them;
B. A mandate to these business partners to conduct e-commerce combined with a penalty for non-compliance (such as an assessment or handling fee for processing paper-based documents) or an incentive for compliance (such as better payment terms);
C.   The Hub must provide a list of targeted business partners to the Company;
     and
D. The Hub must make their business partners aware that EnterpriseEC or one of its "Vortals" are available to satisfy the mandate.

No sole endorsement of the Company's products are necessary by the Hub company to gain the benefits of the Hub and Spoke marketing program.

Management believes that the products and services offered by the Company, combined with the Hub & Spoke marketing program, offer a unique service in the B2B electronic commerce industry by combining the provision of network services to large companies at significantly reduced cost with web-based document processing capabilities for their trading partners which allows the large company to get 100% participation from their potential trading partners. This approach offers an excellent opportunity for Company growth.

COMPETITION

The B2B e-commerce market is highly competitive. Numerous companies supply B2B e-commerce software products, private network services, Internet VAN services, and Vortal capabilities. Many of the Company's competitors have significantly greater financial and personnel resources than the Company, due in part either to their revenue and profitability, or their market capitalization. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial and marketing resources than the Company. The Company believes that existing competitors who compete with the Company in one segment of the market are likely to expand the range of their e-commerce services to include other market segments the Company has targeted or will target. In addition, the barrier to entry into the Company's markets is not large so it is likely that new competitors will enter the Company's markets on an ongoing basis. Also, large telecommunication, media, and software companies may offer services in direct competition to the Company. The Company believes the principal competitive factors in the commercial B2B e-commerce industry include responsiveness to customer needs, efficiency in the delivery of solutions, ease of product use, quality of service, price and value. The Company believes it competes favorably with regard to those factors.

INTELLECTUAL AND PROPRIETARY RIGHTS

The Company regards portions of its software products and other designs including its web site designs, as proprietary and will attempt to protect them by all available means including trade secret laws, employee and third-party nondisclosure agreements, and built-in software protections.

Although the Company believes that its current technology and designs have been independently developed, there can be no assurance that the technology does not or will not infringe on the rights of others. The Company has no patents or registered copyrights pertaining to its products, and it may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use, to the Company's detriment, information that the Company regards as proprietary. Moreover, the laws of some countries do not offer the same protection to the Company's proprietary rights as do those of the United States and Canada. There can be no assurance that legal protections relied upon by the Company to protect its proprietary position will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to those utilized by the Company. It is the intention of the Company to apply for patent protection of any processes or business methods determined to be patentable and in the best interest of the Company to do so.

The Company owns United States trademark rights to "EnterpriseEC" and "FORMULA_ONE". Other trademarks may be acquired by the Company if and when management determines that it is in the best interest of the Company to do so.

THIRD PARTY TECHNOLOGY

The Company incorporates in its products certain software licensed to it by other software developers. These include software components and objects licensed from various vendors. The Company also relies on licensed software development tools, database software, and server software from third party providers for the development and operation of its products.

If the Company was deprived of the right to use software incorporated in its products for any reason, or if the tools utilized in the development of its products were discontinued or the capabilities contained in future releases were not up to the standards set by the Company, there could be serious disruption to its business.

YEAR 2000 READINESS

The Year 2000 issue relates to the ability of a computer system to properly process data after January 1, 2000. Company efforts were spent to ensure that its computer products were "Year 2000 Ready," as defined, and that its internal core information technology (IT) and non-IT systems were Year 2000 Ready. The Company believes it successfully implemented its Year 2000 program, as evidenced by the continued successful operation of its computer products and core internal IT and non-IT systems. The Company has not encountered any significant problems with its third-party customers, financial institutions, vendors and others with whom it conducts business. The Company will continue to monitor its product performance and core IT and non-IT systems throughout 2000 to ensure ongoing performance. While there can be no assurance that no Year 2000 related issues will arise, as of June 30, 2000, the Company believes, based on information currently available, that Year 2000-related events are not likely to have a material effect on its results of operation, financial condition or liquidity.

EMPLOYEES

The Company believes its success depends to a significant extent on its ability to attract, motivate and retain highly skilled vision-oriented management and employees. To this end, the Company intends to focus on incentive programs for its employees and, will endeavor to create a corporate culture which is challenging, rewarding and enhances the employees career development. As of June, 2000, the Company had 22 full-time and two part-time employees. Sixteen employees are technical personnel engaged in developing, maintaining or providing technical support for the Company's products and services, four employees are marketing and sales personnel, and four are involved in administration and finance.

RESEARCH AND DEVELOPMENT

The Company conducts research and development on two levels on a continuing basis. First, the Company continually studies the business processes in the B2B industry, as well as the vertical industries it targets. A pivotal part of the success of the Company's products is in understanding the exact needs of its customers, and applying that knowledge to its products and services.

Second, core technology research, development and engineering is conducted on a continual basis. New technologies associated with the Internet and standards for conducting e-commerce (such as extensible markup language or "XML") and the commercial product development software that support it are continually being researched and incorporated into the Company's products when deemed necessary.

GOVERNMENT REGULATION

Based upon its experience and knowledge of the industry, the Company believes that its products comply substantially with applicable regulations in the markets which the Company has targeted, however, there can be no assurances that the future regulations or laws will not be adopted which would have an adverse effect on the Company. The Company cannot predict the extent or impact of future legislation or regulation by federal, state or local authorities.

RECENT PRIVATE OFFERINGS

On April 10, 2000, the Company entered into the Stock Purchase Agreement with HFG and Beroff. This Stock Purchase Agreement was a requirement by Edict in order to consummate the merger with Twilight. The Stock Purchase Agreement requires HFG and Beroff, or their designees, to purchase 141,500 shares of Common Stock each for a purchase price of $150,000 within 90 days of the effective date of the Merger. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB. The Stock Purchase Agreement will require that the Twilight issue 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). At the time of execution of the Stock Purchase Agreement, shares of Common Stock were trading at approximately $1.06 per share. This offering was made pursuant to Section 4(2) under the Securities Act of 1933.

RISK RACTORS

An investment in Common Stock is very risky. Investors should carefully consider the following risk factors in addition to the other available information about the Company before purchasing Common Stock. Each of the following risks could have a material adverse effect on the business, financial condition or operating results of the Company. In such a case, the trading price of Common Stock would probably decline, and investors may lose all or part of their investment.

THE COMPANY'S LIMITED OPERATING EXPERIENCE MAY CAUSE IT TO MISJUDGE ITS MARKETS OR NEEDS

Although the Company has been providing software and solutions for the e-commerce market since 1990, its involvement in Internet-based products and services has been a much more recent development. Its initial Internet product has been in operation for approximately six months. Accordingly, the Company has an extremely limited operating history in this environment. An investor in Common Stock must consider the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development.

THE COMPANY MAY BE UNABLE TO IMPLEMENT ITS BUSINESS STRATEGY

Although the Company believes its strategy can be successful, there are many reasons why it may be unable to implement it, including the Company's inability to:

1. deploy EnterpriseEC and its Vortals on a large scale due to software development or other problems;
2. attract a sufficiently large audience of users to its Internet-based e-commerce network and Vortals;
3.   increase awareness of its brand;
4.   strengthen customer loyalty;
5.   continue to develop and improve its products;
6.   continue to develop and upgrade its technology; and
7.   attract, retain and motivate qualified personnel.

THE COMPANY HAS A RECENT HISTORY OF OPERATING LOSSES AND ANTICIPATES IT WILL INCUR CONTINUED LOSSES FOR THE FORESEEABLE FUTURE

As the Company moves from software-only products to providing products and services over the Internet, it has experienced increasing operating losses. In the 1999 fiscal year, the Company experienced a net loss of $46,692 on revenues of $824,443. The Company anticipates that operating losses will continue for the foreseeable future and may be much larger due to the investment of capital resources in EntepriseEC and Vortal products. Also, as more companies move from software to Internet solutions, the Company has experienced declining revenues for its FORMULA_ONE software product and expects this decline to continue for the foreseeable future. The Company's future profitability depends, in part, on:

1.   the success of its product development efforts;
2.   the acceptance of its business model by targeted customers; and
3.   its sales and marketing activities.

The success of the Company's business model depends upon potential customers being attracted to and using its Internet-based B2B e-commerce products and services. This business model is not yet proven, and the Company cannot assure that it will ever achieve or sustain profitability or that its operating losses will not increase in the future.

THE COMPANY'S REVENUES COULD DECREASE AS IT TRANSITIONS FROM ITS HISTORICAL SOFTWARE BUSINESS MODEL TO A TRANSACTION-BASED BUSINESS MODEL

The Company is currently transitioning its business model to focus on providing customers with the ability to process their e-commerce documents via the Internet for fees based on the number and/or size of the transactions.
The Company expects that this model will provide an increase in recurring revenues, but may also result in a decrease in up-front licensing and sales revenue the Company receives from its software products which would have normally been offered to potential customers.

Under the new model, the Company provides transaction services which involves customers paying for transactions that they process. The Company believes that this service will allow its customers to receive, transmit, and process e-commerce documents without having to bear significant up-front software and on-going VAN expenditures. Any failure in the Company's ability to implement and grow its Internet-based services could have a material adverse affect on the Company's business and financial results. In addition, the Company's business and financial results could also suffer if revenue from increased volume experienced by existing and new customers does not make up for the loss in revenue from the decrease in the per-customer amount of up-front licensing fees and other charges for its software products.

THE COMPANY'S OPERATING RESULTS COULD FLUCTUATE, CAUSING ITS STOCK PRICE TO
FALL

Due to the volatile nature of "Internet Stocks" and particularly "over the counter" or "bulletin board" stocks, the Company's stock price could be adversely affected based on fluctuations in its operating results.


THE COMPANY MAY BE UNSUCESSFUL AT MANAGING ITS GROWTH

The Company believes its business model has the potential for rapid growth. This growth could place a significant strain on management and operations, including sales, marketing, customer support, research and development, finance and administrative operations. Achieving and maintaining profitability during a period of expansion will depend, among other things, on the Company's ability to successfully expand its products, services and markets and to manage its operations effectively. Difficulties in managing growth, including difficulties in obtaining and retaining talented management and product development personnel could have a material adverse affect on the Company's business and financial results.

THE COMPANY HAS RECENTLY INTRODUCED SEVERAL NEW PRODUCTS, AND MARKET ACCEPTANCE OF THESE PRODUCTS IS CRITICAL TO THE COMPANY'S SUCCESS

The Company recently introduced its EnterpriseEC and www.GroceryEC.com products. As of June, 2000 approximately 450 customers were utilizing these products. Broad and timely acceptance of the Company's recently-introduced products, which is critical to its future success, is subject to a number of significant risks. These risks include:

1.   the ability to successfully market and sell these products;
2.   the product's ability to support large numbers of customers;
3. the need to enhance the features and services of the Company's products; and
4. the need to significantly expand internal resources to support planned growth of these products.

Although the Company expects to derive a significant portion of its long-term future revenue from its recently introduced products, it has not yet finalized its pricing and revenue models for these products. If these products do not achieve the level of market acceptance anticipated, the Company's business and financial results would suffer.

SYSTEM ENHANCEMENTS, UPGRADES AND OTHER FACTORS COULD CAUSE SERVICE DISRUPTIONS OF INTERNET-BASED PRODUCTS

As the Company enhances and upgrades its Internet-based products, customers could suffer temporary service interruptions. Other factors, such as unauthorized intervention and access into the Company's servers may also cause system delays or denials of service. The Company has and will continue to take steps to ensure that such disruptions do not occur, and that any disruptions that do occur are insignificant. However, any problems not resolved in a timely manner could negatively affect the Company's business and financial results.

IF THE COMPANY ACQUIRES OTHER COMPANIES, IT MAY NOT BE ABLE TO EFFECTIVELY INTEGRATE THEM

Currently, there are no plans to acquire any other companies, but it may be deemed advantageous to the Company's growth to do so. If the Company is unable to effectively integrate any acquired company, the results could negatively affect the Company's business and financial results.

THE COMPANY'S CAPITAL RESOURCES MAY BE INSUFFICIENT TO FUND IMPLEMENTATION OF ITS PRODUCTS, SERVICES AND MARKETING ITS ADVANTAGES TO POTENTIAL USERS

Substantial funds are required to complete the Company's planned product development efforts and expand its sales and marketing activities. The Company expects that existing capital resources along with cash flows generated from its current activities will be adequate to fund its operations through the year 2000, but the Company cannot guarantee that this will be the case. The Company's future capital requirements and the adequacy of available funds will depend on numerous factors, including:

1.   the successful marketing of existing products;
2. progress in product development efforts to enhance and generate new products and vertical industry support; and the growth and success of effective sales and marketing activities.

If funds generated from the Company's operations, together with its existing capital are insufficient to meet current or planned operating requirements, the Company will have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners, or through other sources. The Company does not have any committed sources of additional financing, and it cannot provide assurance that additional funding, if necessary, will be available on acceptable terms, if at all. If adequate funds are not available, the Company may have to delay, scale-back or eliminate certain aspects of its operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the Company relinquishing its rights to certain of its technologies, products or potential markets. Therefore, the inability to obtain adequate funds could have a material adverse impact on its business, financial condition and results of operations.

PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET

To date, the Company has experienced success on a limited basis for its FORMULA_ONE, BCLM, EntepriseEC, and Vortal products.

The FORMULA_ONE product, although initially available as a DOS program in 1992 and later available to segments of its customer base in Microsoft Windows, has had limited success. This is primarily due to the Company's lack of sales and marketing efforts and the Company being under-capitalized.

The BCLM products have had limited success due to the fact that they require, in most cases, FORMULA_ONE being used.

The EnterpriseEC and the Company's first Vortal, www.GroceryEC.com, products have only been available since October, 1999 and have experienced a moderate level of success.

LIMITED SALES AND MARKETING EXPERIENCE

A major thrust of the Company's strategy is to make potential customers aware of its products, their features and benefits. This will require sales and marketing expertise. However, the Company's current sales and marketing staff is small compared to competitors and some have limited sales and marketing experience. Although the Company intends to identify and recruit employees with sales and marketing experience, it may be unable to do so and may therefore be unable to successfully establish and maintain a significant sales and marketing organization.

THE COMPANY'S ABILITY TO RECRUIT AND RETAIN SKILLED EMPLOYEES

The Company is substantially dependent on the continued services and performance of its president and other key employees. In addition, the Company believes it will need to expand significantly its product development, marketing and customer service staffs. Competition for employees in the Company's industry is intense. If the Company is unable to attract, assimilate and retain highly qualified employees, management may not be able to effectively manage the business, explore opportunities and respond to competitive challenges, and the Company's business and financial results will suffer. Many competitors may be able to offer more lucrative compensation packages which include stock options and other stock-based compensation and higher-profile employment opportunities.

INABILITY TO COMPETE SUCCESSFULLY AGAINST COMPANIES OFFERING SIMILAR
FUNCTIONS

A large number of companies compete with us for customers, e-commerce transactions and other sources of on-line revenue. The number of companies offering B2B e-commerce services is large and increasing at a rapid rate. In addition, other large organizations not currently in the Company's market may enter the market. The Company believes that competition for B2B e-commerce products and services will continue to increase as the Internet develops as a communication and commercial medium. Although the Company believes its products and marketing strategy are unique, the Company competes directly and indirectly for customers with numerous Internet and non-Internet businesses, including:

1. traditional VANs (Sterling Commerce, Harbinger, IBM, GE Information Services, MCI, AT&T, etc.);
2.   Internet VANs (Internet Commerce Corporation, Harbinger, SPS, etc.);
3. web-based B2B e-commerce companies (EB2B Inc., SPS, Harbinger, Sterling Commerce, etc.); and
4.   traditional EDI Software Vendors (Harbinger, SPS, etc.).

Many of these potential competitors are likely to enjoy substantial competitive advantages compared to the Company, including:

1.   the ability to offer a wider array of products and services;
2.   larger production and technical staffs;
3.   greater name recognition and larger marketing budgets and resources;
4.   larger customer and user bases; and
5.   substantially greater financial, technical and other resources.

To be competitive, the Company must respond promptly and effectively to the challenges of technological change, evolving standards and competitors' innovations by continuing to enhance its products and services, as well as its sales and marketing channels. Increased competition could result in loss of market share, reduced prices or reduced margins, any of which could adversely affect the Company's business. Competition is likely to increase significantly as new companies enter the market and current competitors expand their services.

GOVERNMENT REGULATION COULD ADVERSELY AFFECT THE COMPANY

The Company is subject to government regulation. Laws and regulations have been or may be adopted with respect to the Internet or other on-line services covering issues such as:

1.   user liability and privacy;
2.   copyright protection; and
3.   distribution.

The applicability to the Internet of existing laws in various jurisdictions governing issues is uncertain and may take years to resolve. Demand for the Company's features and services may be affected by additional regulation of the Internet. Federal, State, or governments of foreign countries may attempt to regulate the Company's transmissions, levy sales or other taxes relating to the Company's activities or impose other restrictions on the Company's services. The laws governing the Internet, however, remain largely unsettled, even in areas where there has been some legislative action. In addition, the growth and development of the market for B2B e-commerce may prompt the adoption of more stringent laws, both in the United States and abroad, that impose additional burdens on companies conducting business over the Internet. The requirement that the Company comply with any new legislation or regulation, or any unanticipated application or interpretation of existing laws, may decrease the demand for the Company's services, increase the cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

INTERNET CAPACITY CONSTRAINTS MAY INHIBIT THE COMPANY'S SUCCESS.

The Company's success depends, in large part, on Internet access and the ability of the Internet to accommodate rapidly increasing traffic. The Internet may not prove to be a viable commercial medium because of inadequate development of the necessary infrastructure (e.g., reliable network backbone), timely development of complementary products (e.g., high speed modems), delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or increased government regulation. If the Internet continues to experience significant growth in the number of users and the level of use, then the Internet infrastructure may not be able to continue to support the demands placed on it.

RISKS RELATED TO SYSTEMS OPERATION

The Company relies on the Internet and, accordingly, depends upon the continuous, reliable and secure operation of Internet servers and related hardware and software. Recently, several large Internet commerce companies have suffered highly publicized system failures which resulted in adverse reactions to their stock prices, significant negative publicity and, in certain instances, litigation. Although agreements are in place to host the Company's systems and provide bandwidth with suitable precautions in place to prevent system failures and outages, it is likely that the Company will also suffer service outages from time to time. To the extent that the Company's service is interrupted, its users will be inconvenienced and the Company's reputation may be diminished. Some of these outcomes could directly result in a reduction in the Company's stock price, significant negative publicity and a potential for litigation. Although the Company anticipates that its computer and communications hardware will be protected through physical and software safeguards, they will still be vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and other similar events. The Company does not currently have full redundancy for all of the Company's computer and telecommunications facilities in separate geographic locations to counter an area-wide catastrophe where the Company does business. A catastrophic event could have a significant negative effect on the Company's business, results of operations, and financial condition.

The Company also depends upon third parties to provide potential users with web browsers and Internet and on-line services necessary for access to the Company's services. It is possible that users will experience difficulties with the Internet and other on-line services due to system failures, including failures unrelated to the Company's systems. Any sustained disruption in Internet access provided by third parties could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company also retains confidential customer information in the Company's database. It is, therefore, critical that the Company's facilities and infrastructure remain secure and that the facilities and infrastructure are perceived by consumers to be secure. Despite the implementation of measures in the Internet industry, the Company's infrastructure is potentially vulnerable to physical break-ins, computer viruses, programming errors or similar disruptive problems. A material security breach could damage the Company's reputation or result in liability.

THE COMPANY'S PLATFORM INFRASTRUCTURE AND ITS SCALABILITY ARE NOT PROVEN

If the Company's Internet-based products are used by an increasing number of users, the network infrastructure would need to be expanded from time to time. In addition, the Company will need to accommodate changing customer requirements. The Company may not be able to accurately project the rate or timing of increases, if any, in the use of its systems or to expand and upgrade the systems and infrastructure to accommodate such changes on a timely basis, at a commercially reasonable cost, or at all. The systems may not accommodate increased use while maintaining acceptable overall performance.

POTENTIAL LIABILITY IF CONFIDENTIAL INFORMATION IS DISCLOSED INAPPROPRIATELY

These types of claims have been brought, sometimes successfully, against on-line service providers in the past. Any such liability will have a material adverse effect on the Company's reputation, business, results of operations or financial position.

DEPENDENCY ON INTELLECTUAL PROPERTY RIGHTS

The Company's intellectual property is important to its business. The Company relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures and contractual provisions to protect its intellectual property. The Company's efforts to protect its intellectual property may not be adequate. Competitors may independently develop similar technology or duplicate the Company's products or services. Unauthorized parties may infringe upon or misappropriate the Company's products, services or proprietary information. In addition, the laws of some foreign countries do not protect proprietary rights as well as the laws of the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of its products and services. In the future, litigation may be necessary to enforce the Company's intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. The Company could be subject to intellectual property infringement claims as the number of competitors grows and the content and functionality of its services overlaps with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert the Company's attention from its operations. If the Company becomes liable to third parties for infringing their intellectual property rights, it could be required to pay a substantial damage award and forced to develop noninfringing technology, obtain a license or cease selling the applications that contain the infringing technology. The Company may be unable to develop noninfringing technology or obtain a license on commercially reasonable terms, or at all. The Company also intends to rely on a variety of technologies that it will license from third parties, including any product development, database, and Internet server software, which will be used to operate its products and services. These third-party licenses may not be available to the Company on commercially reasonable terms. If the Company were deprived of the right to use software incorporated in its products for any reason, or if the tools utilized in the development of its products were discontinued or the capabilities contained in future releases were not up to the standards set by the Company, there could be a serious disruption to the business.

THE COMPANY'S OFFICERS HAVE EFFECTIVE CONTROL OF THE COMPANY AND OTHER STOCKHOLDERS MAY HAVE LITTLE OR NO VOICE IN CORPORATE MANAGEMENT

The President beneficially owns approximately 64.6% of the outstanding shares of Common Stock. As a result, this Stockholder effectively controls the election of directors and matters requiring approval by the Company's Stockholders. Thus, he may be able to prevent corporate transactions such as future mergers which might be favorable from the Company's standpoint or the standpoint of the other Stockholders.

THE COMPANY MAY NOT ACHIEVE PROFITABILITY

The profit potential of the Company's business model is unproven. The Company's revenue is dependent on the number of customers who subscribe to its EnterpriseEC service and Vortals and the volume of the data, documents or other information they send or retrieve utilizing this service. The success of the EnterpriseEC service, the Vortals, and other proposed services depends to a large extent on the future of B2B e-commerce using the Internet, which is uncertain. In addition, the Company expects its cost of sales and operating expenses to increase significantly, especially in the areas of marketing, product development, and customer service. As a result, the Company expects to incur additional losses in the future. If the Company experiences a shortfall in its estimated revenue, it may be unable to adjust spending in a timely manner and may not achieve profitability.

INABILITY TO OBTAIN FUTURE CAPITAL

As of the date of this filing, the Company had cash in the amount of approximately $70,000 and is expecting to raise an additional $300,000 via a Stock Purchase Agreement executed on April 10, 2000 whereby the participants of the stock purchase agreement will purchase 283,000 shares of Common Stock for $300,000 within ninety days of the agreement. The Company anticipates that it may need to raise additional funds if its operations do not generate the revenues anticipated. If the Company is unable to obtain necessary additional financing, its business may suffer. It cannot be assured that any additional financing will be available on reasonable terms or at all. In addition, the Company may need to raise additional funds sooner if it attempts to expand more rapidly or if competitive pressures or technological changes are greater than anticipated. Even if the Company is able to obtain additional financing, the Company will subsequently need to raise additional funds if it does not become profitable or if achieving profitability takes longer than anticipated.

INTERNET USAGE STAGNATES OR THE INTERNET'S INFRASTRUCTURE FAILS

If the Internet does not gain increased acceptance for B2B e-commerce, the Company will not grow and profitability will be hampered. Concerns about the security of on-line transactions and the privacy of users may inhibit the growth of the Internet as a means of delivering business documents and data. The Company may need to incur significant expenses and use significant resources to protect against the threat of security breaches or to alleviate problems caused by security breaches. The Company cannot be certain that the infrastructure or complementary services necessary to maintain the Internet as a useful and easy means of transferring documents and data will continue to develop.

DEPENDENCY ON DATA CENTERS, WHICH COULD BE DESTROYED OR DAMAGED

The Company's Internet-based products are dependent upon the ability to protect computer equipment and the information stored on this equipment against damage that may be caused by fire, power loss, telecommunication or Internet failures, unauthorized intrusion, computer viruses and disabling devices, internal errors and other similar events. The Company currently leases space in a data center located in Dayton, Ohio which provides physical security (24 hour security guards), environment control (humidity and temperature), and electricity (battery operated, backfilled from the Dayton power grid, with six hours of battery backup in the event of a power failure). Additional motor generator services are available within the six hour battery backup timeframe if necessary) and bandwidth (three Internet backbone providers with load balancing). The Company also maintains backup systems at its facility in Beavercreek, Ohio located approximately twelve miles from the data center. In the event of a regional catastrophe, the Company may suffer a significant loss to its systems and may be unable to provide services to customers which would have a substantial effect on the Company.

Depending on future financial position, the Company has plans to lease backup data center space which is geographically separated from its current data center with procedures to provide for switching to the backup data center in the event of a catastrophic event or system failure.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the Company's consolidated financial condition and results of operation for the fiscal years ended December 31, 1999 and 1998, and for the fiscal quarters ended March 31, 1999 and 1998, should be read in conjunction with the Company's consolidated financial statements included elsewhere herein. The Company believes that the merger of Sub into EDICT, effective as of April 10, 2000, will have substantial impact on its future operating results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION - FISCAL YEARS 1999 AND 1998 RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Due to the merger with EDICT Systems, Inc. on April 10, 2000, Twilight Productions and EDICT Systems results of operations for the year ended December 31, 1999 are being presented separately, and then pro-forma with Twilight Productions and EDICT Systems combined as if the merger occurred on January 1, 1999.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 FOR TWILIGHT PRODUCTIONS, LTD.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. Twilight has incurred losses since its inception, and has an accumulated deficit of $739,192 and $351,108 for the years ended December 31, 1999 and December 31, 1998, respectively. Twilight has financed its operations to date primarily through the sale of Common Stock and options to purchase Common Stock.

REVENUE

During the last two fiscal years, Twilight Productions produced no revenues other than interest income of $11,831 in 1999 as compared to $19,025 for fiscal 1998. The decrease in interest income is due to the nature and overall return of the investments made by Twilight.

COST OF OPERATIONS

Cost of operations consisted of general and administrative expenses of $123,865 for 1999 as compared to $115,937 for 1998 and a write down to the net realizable value of zero the cost of the two feature-length films the company developed but never sold ($276,050). The increase in cost of operations is due to higher general and administrative costs.

NET PROFIT/LOSS

Twilight experienced a net loss in 1999 of $388,084 versus a net loss in 1998 of $96,912. The increased loss is primarily attributable to the write down to the net realizable value of zero the cost of the two feature-length films the company developed but never sold ($276,050).

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments decreased to $229,666 in 1999 from $361,648 in 1998. The decrease is primarily attributable to higher general and administrative fees along with lower investment income.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998 FOR EDICT SYSTEMS, INC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. EDICT Systems has incurred a loss before taxes in 1999 of $49,509 and in 1998 of $9,318. EDICT Systems has financed its operations with internally generated cash flow from operations and debt instruments - bank lines of credit.

REVENUE

EDICT Systems had revenues in 1999 of $824,443 versus revenues of $690,068 in 1998. The increase in revenues is due to increased sales and marketing activity of the company's software products.

COST OF OPERATIONS

EDICT Systems had total operating expenses (including depreciation and amortization) of $873,952 in 1999 versus $699,386 in 1998. The increase is due to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and its first Vortal, www.GroceryEC.com.

INCOME TAX BENEFITS

EDICT Systems recorded an income tax benefit of $2,817 in 1999 and $10,740 in 1998 due primarily to the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.

NET PROFIT/LOSS

The company experienced a net loss in 1999 of $46,692 versus a net income in 1998 of $1,422. The net loss in 1999 is primarily attributable to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and www.GroceryEC.com.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments decreased to $3,420 in 1999 from $16,548 in 1998. The decrease is attributable primarily to expenditures for equipment purchases and capitalized software costs that were offset by cash provided by operations and proceeds from the bank lines of credit.

MANAGEMENT'S DISCUSSION AND ANALYSIUS OF FINANCIAL CONDITION - 1st QUARTER 2000 AND 1999 RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999

Due to the merger with EDICT Systems, Inc. on April 10, 2000, Twilight Productions and EDICT Systems results of operations for the quarter ended are being presented separately, and then pro-forma with Twilight Productions and EDICT Systems combined as if the merger occurred on January 1, 2000.

RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999 FOR TWILIGHT PRODUCTIONS, LTD.

REVENUE

During first quarter ended March 31, 2000 and the first quarter ended March 31, 1999, Twilight Productions produced no revenues other than interest income of $1,632 in Q1 2000 as compared to $3,980 for Q1 1999. The decrease in interest income is due to the nature and overall return of the investments made by the company.

COST OF OPERATIONS

Cost of operations consisted of general and administrative expenses of $15,147.40 for Q1 2000 as compared to $31,104 for Q1 1999. The decrease in cost of operations is due to lower general and administrative costs.

NET PROFIT/LOSS

The company experienced a net loss for Q1 2000 of $13,515 versus a net loss for Q1 1999 of $27,124. The decreased loss is primarily attributable to lower general and administrative expenses.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments in Q1 2000 was $216,151 versus the balance of Cash, Cash Equivalents, and Short-term Investments in Q1 1999 of $329,880. The decrease is primarily attributable to higher general and administrative fees along with lower investment income.

RESULTS OF OPERATIONS QUARTER ENDED MARCH 31, 2000 COMPARED TO QUARTER ENDED MARCH 31, 1999 FOR EDICT SYSTEMS, INC.

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles. EDICT Systems has incurred a loss before taxes in Q1 2000 of $102,006 versus a net loss of $19,078 in Q1 1999. EDICT Systems has financed its operations with internally generated cash flow from operations and debt instruments (e.g. bank lines of credit).

REVENUE

EDICT Systems had revenues in Q1 2000 of $199,623 versus revenues of $172,952 in Q1 1999. The increase in revenues is due to increased sales and marketing activity of the Company's software products.

COST OF OPERATIONS

EDICT Systems had total operating expenses (including depreciation and amortization) of $301,629 in Q1 2000 versus $192,030 in Q1 1999. The increase is due to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and its first Vortal, www.GroceryEC.com, and charges related to the merger with Twilight Productions, Ltd.

INCOME TAX BENEFITS

EDICT Systems recorded an income tax benefit of $20,503 in Q1 2000 and $3,835 in Q1 1999 due primarily to the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.

NET PROFIT/LOSS

The Company experienced a net loss in Q1 2000 of $81,503 versus a net loss in Q1 1999 of $15,243. The net loss in 1999 is primarily attributable to higher administrative expenses, the addition of several employees, and investment in the development and marketing of EnterpriseEC and www.GroceryEC.com, and charges related to the merger with Twilight Productions, Ltd.

LIQUIDITY AND CAPITAL RESOURCES

The balance of Cash, Cash Equivalents, and Short-term Investments for Q1 2000 was $13,724 versus the balance of Cash, Cash Equivalents, and Short-term Investments for Q1 1999 of $26,168. The decrease is attributable primarily to expenditures for equipment purchases and capitalized software costs that were offset by cash provided by operations and proceeds from the bank lines of credit.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company presently maintains its principal place of business in two adjacent facilities at 1619 and 1635 Mardon Drive, Beavercreek, Ohio, 45432 with the primary address being 1619 Mardon Dr., Beavercreek, Ohio, 45432. These buildings provide a total of approximately 3,000 square feet of useable office space. Both facilities are leased for a total of $3,000 per month, at below-fair market price, triple net lease from the Company's President on a month-to-month basis.

The Company expects that the current facilities will be adequate for FY 2000 but that a larger, combined facility may be necessary if the Company adds significant additional personnel. The Company has initiated a search for a suitable facility located in the greater Dayton, Ohio area in the event that additional space is necessary.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth as of May 1, 2000, the number and percentage of the outstanding shares of Common Stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and
(iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding Common Stock.

Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

(i)   The following table has been completed for each Director of the Company:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0           64.6
32 E. National Rd.
Englewood, OH  45322

John F. Sheffs                           339,172           0            6.0
3545 Woodgreen Dr.
Beavercreek, OH  45434

(ii) The following table has been completed for each of Executive Officers of the Company:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0           64.6
32 E. National Rd.
Englewood, OH  45322


(iii) The following table has been completed for all Directors and Executive Officers of the Company as a group:

                                       Common           Options    Percent of
                                       Shares                        Class
All Officers and                       3,997,680           0         70.6
Directors as a
Group (2 persons)

(iv) The following table has been completed for those persons known to the company as beneficial owners of five percent or more of the Company's voting Common Stock:

                                       Common           Options    Percent of
Name and Address                       Shares                        Class
Jason Wadzinski                        3,658,508           0         64.6
32 E. National Rd.
Englewood, OH  45324

John F. Sheffs                           339,172           0          6.0
3545 Woodgreen Dr.
Beavercreek, OH  45434

Halter Financial Group                   170,000<F1>       0          3.0
14160 Dallas Parkway, Suite 950
Dallas, TX 75240

Art Howard Beroff                        275,000<F1><F2>   0          4.9
156-34 88th. Street
Howard Beach, NY 11414

                                       5,661,173

<F1>
Does not include 141,500 shares that Beroff and Halter Financial, or their designees, are each required to purchase on or before July 5, 2000 pursuant to the Stock Purchase Agreement. Neither Beroff nor Halter has purchased these shares as of the filing date of this Form 10SB. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

<F2>
Does not include 80,000 shares of which Art Howard Beroff disclaims beneficial ownership.


Upon completion of the share purchase, assuming that Halter and Beroff purchase all of the additional shares (as opposed to one or more of their designees), Halter will own approximately 5.5% and Beroff will own approximately 7.3% of Common Stock outstanding.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

Jason K. Wadzinski                     35             President/CEO/Director

John F. Sheffs                         75             Director

Jason K. Wadzinski founded Edict in 1990 and has held the position of President/CEO/Director since inception. Mr. Wadzinski is an Air Force veteran and has held positions in information technology since 1982.

John F. Sheffs has been a Director of Edict since 1995. Mr. Sheffs was President/CEO/Director and sole Shareholder of Electro Sales Associates, Inc., a manufacturers' representative company that sold various electronics products to manufacturing companies located in the eastern half of the United States. Mr. Sheffs has a lifetime of experience in management and entrepreneurship, with special emphasis on sales and marketing.

No family relationship exists among directors and executive officers. No egal proceedings occurred during the last five years that are material to an evaluation of the ability or integrity of any director or executive officer.


ITEM 6.  EXECUTIVE COMPENSATION

Name and Title                              Year              Annual Salary
Jason K. Wadzinski,                         1999              $ 51,600
President/CEO


Jason K. Wadzinski is the sole executive officer of the Company. No payments classified as long-term compensation, other annual compensation and all other compensation were made. The Company has no long-term incentive plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Twilight paid $120,000 and $109,000 to two of its former officers/directors for services rendered during the years ended December 31, 1999 and 1998, respectively. No transaction, proposed transaction or series of transactions occurred in the last two years and through the date of this filing directly or indirectly, between Edict and any director or executive officer that exceeded $60,000 during the last two years.

Edict leases its office space from a shareholder of the Company. This space is leased on a month to month basis for $3,000 per month. Lease payments made under this arrangement were $34,800 and $21,800 in 1999 and 1998, respectively. As part of this arrangement, Edict pays the real estate taxes of the leased property. Payments made by Edict for taxes were $9,716 and $6,033 in 1999 and 1998, respectively.

Pursuant to the Services Agreement and the Registration Rights Agreement, both dated April 10, 2000 (the date of the Merger), the Company issued 400,000 shares of Common Stock to HFG. In return, HFG agreed to provide services to the Company in support of the Merger and post-merger services relating to public relations, investor relations and assisting with the Securities and Exchange Commission ("SEC") filing requirements. On April 10, 2000, shares of Common Stock were trading at approximately $1.06 per share.

Also on April 10, 2000, the Company entered into the Stock Purchase Agreement with HFG and Beroff. The Stock Purchase Agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Common Stock for $150,000 each on or before July 5, 2000 resulting in the issuance of 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) of the Securities Act of 1933. HFG and Beroff have not yet purchased the additional shares. The purchase date for the additional shares has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.001 per share; with 619,173 issued and outstanding at December 31, 1999, 5,378,173 issued and outstanding at April 10, 2000 (date of Merger); and 5,661,173 to be issued and outstanding within 5 days following the filing of this Form 10SB when 283,000 additional shares will be issued pursuant to the Stock Purchase Agreement.

No preferred stock, debt securities or other securities of the Company are authorized, issued or outstanding. The 400,000 shares of Common Stock issued to HFG for services and the 283,000 shares of Common Stock to be issued to HFG and Beroff, or their designees, pursuant to the Stock Purchase Agreement will be subject to registration rights.

                                   Part II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Information. Since May 4, 2000, the Company's Common Stock has traded on the Pink Sheets. Prior to this, the Common Stock traded on the OTC Bulletin Board under the symbol "TWIP".

The following table sets forth, for the periods indicated, the high and low per share bid information for the Company's Common Stock on the OTC Bulletin Board or the Pink Sheets, as applicable. Such high and low bid information reflects inter-dealer quotes, without retail mark-up, mark down or commissions and may not represent actual transactions.

               Date                          High             Low
               03/31/98                      0.750            0.250
               06/30/98                      0.750            0.250
               09/30/98                      0.750            0.350
               12/31/98                      0.562            0.312
               03/31/99                      0.375            0.375
               06/30/99                      0.500            0.375
               09/30/99                      0.468            0.250
               12/31/99                      0.468            0.250
               03/31/00                      1.187            0.250
               06/27/00                      3.750            0.687

The Company is filing this Form 10-SB for the purpose of registering the Company's Common Stock under the Securities and Exchange Act of 1934 in order to resume trading on the OTC Bulletin Board. Since the Company did not file a Form 10-SB prior to May 4, 2000, it was delisted from the OTC Bulletin Board and its Common Stock has been trading on the Pink Sheets. After the Company has cleared all comments by the SEC on this FORM 10-SB, the Company will register to have its shares listed on the OTC Bulletin Board.

Approximate Number of Holders. As of June 1, 2000, the Company had approximately 313 registered holders of record of Common Stock. Some of those registered holders are brokers who are holding shares for multiple clients in street names. Accordingly, the Company believes the number of actual Shareholders of Common Stock exceeds the number of registered holders of record.

Dividends. The Company has never paid any cash or stock dividends. The Company presently intends to reinvest earnings, if any, to fund the development and expansion of the Company and therefore, does not anticipate paying dividends on Common Stock in the foreseeable future. The declaration of dividends will be at the discretion of the Board of Directors and will depend upon the Company's earnings, financial position, general economic conditions and other pertinent factors.

ITEM 2.  LEGAL PROCEEDINGS

The Company is not currently subject to any legal proceedings. The Company may from time to time become a party to various legal proceedings arising in the ordinary course of business.

ITEM 3.  CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS

In November 1999, Edict engaged the services of Battelle & Battelle LLP for the purpose of conducting financial audits of Edict. The Company intends to engage the services of Battelle & Battelle LLP as the independent auditors for the Company.

Prior to the Merger, Twilight engaged the services of Mark Bindiger, CPA, to perform annual audits.

There are no disagreements between the Company and its auditors to report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

On April 10, 2000, pursuant to the Services Agreement and the Registration Rights Agreement the Company issued 400,000 shares of Common Stock to HFG. In return, HFG agreed to provide services to the Company in support of the Merger and post-merger services relating to public relations, investor relations, and assisting with SEC filing requirements. At the date of the Merger shares of Common Stock were trading at approximately $1.06 per share.

On or before July 5, 2000, pursuant to the Stock Purchase Agreement, HFG and Beroff, or their designees are required to each purchase 141,500 shares of Common Stock for $150,000 resulting in the issuance of 283,000 shares of Common Stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) under the Securities Act of 1933. HFG and Beroff have not yet purchased the additional shares. The purchase date for the additional shares has been delayed by agreement of the parties and shall occur within 5 days after the filing of this Form 10SB.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's certificate of incorporation and bylaws contain provisions indemnifying the directors and executive officers against liabilities. In the certificate of incorporation, the Company has eliminated the personal liability of the directors and executive officers to the Company and its Stockholders for monetary damages for breach of their fiduciary duty, including acts constituting gross negligence. However, in accordance with Delaware law, a director will not be indemnified for a breach of its duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation or any transaction from which the director derived improper personal benefit.

In addition, the bylaws further provide that the Company may advance to the directors and officers expenses incurred in connection with proceedings against them for which they are entitled to indemnification. The Company has also agreed to indemnify, defend, and hold harmless each of the officers and directors to the fullest extent permissible by law with regard to any and all loss, expense or liability, including payment and advancement of reasonable attorney's fees, arising out of or relating to claims of any kind, whether actual or threatened, relating in any way to their service to us. The Company plans to memorialize these provisions in written agreements.


                                    PART F/S

Financial Statements

(a)      Historic Financial Statements

The following audited financial statements are filed as part of this report:

     Independent Auditors' Report of Twilight Productions, Ltd.

     Audited balance sheets of Twilight Productions, Ltd. as of December 31, 1999 and 1998, and audited statements of income and accumulated deficit, and cash flows for the years ended December 31, 1999 and 1998.

     Independent Auditors' Report of Edict Systems, Inc.

     Audited balance sheets of Edict Systems, Inc. as of December 31, 1999 and 1998, and audited statements of income and accumulated deficit, and cash flows for the years ended December 31, 1999, and 1998.

The following unaudited financial statements are filed as part of this report:

     Unaudited balance sheets of Twilight Productions, Ltd. as of March 31, 2000 and 1999, and unaudited statements of income and accumulated deficit, and cash flows for the three months ended March 31, 2000 and 1999.

     Unaudited balance sheets of Edict Systems, Inc. as of March 31, 2000 and 1999, and unaudited statements of income and accumulated deficit, and cash flows for the three months ended March 31, 2000 and 1999.

(b)      Pro Forma Financial Statements

The following pro forma financial information is filed as part of this report:

     Unaudited pro forma consolidated balance sheet which combines the audited balance sheet of Twilight Productions, Ltd. as of December 31, 1999 and the audited balance sheet of Edict Systems, Inc. as of December 31, 1999, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated statement of income which combines the statement of income of Twilight Productions, Ltd. for the year ended December 31, 1999 and the statement of operations of Edict Systems, Inc. for the year ended December 31, 1999, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated balance sheet which combines the unaudited balance sheet of Twilight Productions, Ltd. as of March 31, 2000 and the unaudited balance sheet of Edict Systems, Inc. as of March 31, 2000, along with a description of the unaudited pro forma adjustments.

     Unaudited pro forma consolidated statement of income which combines the statement of income of Twilight Productions, Ltd. for the quarter ended March 31, 2000 and the statement of operations of Edict Systems, Inc. for the quarter ended March 31, 2000, along with a description of the unaudited pro forma adjustments.

     The aforementioned pro forma financial statements were prepared under the assumption that the merger of Twilight Productions, Ltd. and Edict Systems, Inc. had been consummated as of January 1, 1999 for the December 31, 1999 financial statements and as of January 1, 2000 for the March 31, 2000 financial statements. These pro forma financial statements may not be indicative of the financial position and results of operations that actually would have been obtained if the merger had been in effect or that may be obtained in the future. Such statements should be read in conjunction with the Registrant's audited financial statements. The assumptions and adjustments used are described in the accompanying notes to the pro forma financial statements.


INDEPENDENT AUDITORS' REPORT


To the Board of Directors of    Twilight Productions, Ltd.

I have audited the accompanying balance sheets of Twilight Productions, Ltd. as of December 31, 1999 and December 31, 1998, and the related statements of income and accumulated deficit and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1999 and December 31, 1998, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.


/s/ Mark Bindiger

February 10, 2000






                     TWILIGHT PRODUCTIONS, LTD.
                          BALANCE SHEETS

                                           Year Ended December 31,
                                              1999        1998
                A S S E T S

CURRENT ASSETS
  Cash and cash equivalents                 229,666       361,648
  Film costs (Note 2)                            -        255,118
  Other current assets                           -            625

  Total current assets                      229,666       617,391

PROPERTY AND EQUIPMENT
Office equipment                              2,486         2,486
Less accumulated depreciation                 2,486         2,153

    Depreciated cost                              -           333

ORGANIZATION COSTS-NET                            -            26

      Total assets                          229,666       617,750

                LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY
Common stock - .001 par value, 20,000,000
shares authorized, 619,173,   shares issue      619           619
Additional paid-in capital                  968,239       968,239
Accumulated deficit                        (739,192)     (351,108)

Total shareholders' equity                  229,666       617,750

Total liabilities and shareholders' equity  229,666       617,750

The accompanying notes are an integral part of the financial statements.






                      TWILIGHT PRODUCTIONS, LTD.
            STATEMENTS OF INCOME AND ACCUMULATED DEFICIT


                                           Year Ended December 31,
                                                1999        1998
REVENUES
  Interest income                              11,831      19,025

     Total revenues                            11,831      19,025

OPERATING EXPENSES
  General and administrative expenses         123,865     115,937
  Write down of film costs to net realizable
  value (Note 2)                              276,050           -

     Total operating expenses                 399,915     115,937

NET LOSS                                     (388,084)    (96,912)

    Accumulated deficit, beginning of year   (351,108)   (254,196)

ACCUMULATED DEFICIT, END OF YEAR             (739,192)   (351,108)

The accompanying notes are an integral part of the financial statements.







                          TWILIGHT PRODUCTIONS, LTD.
                           STATEMENTS OF CASH FLOWS


                                                   Year Ended
                                                   December 31,
                                                  1999      1998
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                      (388,084)  (96,912)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
    Depreciation and amortization                   359       363
    Write down of film costs to net realizable
      value                                     276,050
 Increase (Decrease) in cash arising from
  changes in assets and liabilities:
    Film costs                                  (20,932)  (41,738)
    Other current assets                            625       300
    Net cash used in operating activities      (131,982) (137,987)

NET DECREASE IN CASH AND CASH EQUIVALENTS      (131,982) (137,987)

  Cash and cash equivalents, beginning of year  361,648   499,635

CASH AND CASH EQUIVALENTS, END OF YEAR          229,666   361,648

 SUPPLEMENTAL DISCLOSURES

   Interest paid                                      -        -
   Taxes paid                                         -        -


The accompanying notes are an integral part of the financial statements.



                         TWILIGHT PRODUCTIONS LTD.
                       NOTES TO FINANCIAL STATEMENTS
                            DECEMBER 31, 1999


NOTE 1 - ORGANIZATION

     Twilight Productions Ltd. (The "Company") was incorporated in the State of Delaware on March 9, 1994. The Company issued 72,700 shares of common stock to its two officers and directors and other persons at a rate of $.06 per share ($4,362 in the aggregate). The Company is engaged in the business of producing high quality, low budget, feature length motion pictures. Since the Company's inception two films have been produced but not sold as of February 10, 2000.Management has written off the value of both films to zero even though they anticipate in the future that both films may be profitable.

     In 1994 the Company raised an additional $20,496 pursuant to an offering of 4,000 units at $6.00 a unit. 3,416 of the units were sold. Each unit consisted of one share of common ($.001 par value) and 40 class A warrants. Each class A warrant entitled the holder to purchase one additional share at $5.25 per share for a period of nine months following the offering. On February 17, 1995 the exercise price was reduced to $2.50 a share.In April 1995 a second stock placement offering was done consisting of 4,000 units at $9.25 a unit. Each unit consisted of one share of common ($.001) and 50 class B warrants. 4,000 units were sold. Each class B warrant entitled the holder to purchase one additional share at a price of $3.00 per share for a period of four months following the offering.

     In September 1995 another stock placement was done whereby 120,000 shares of stock were sold to related parties at the stocks fair market value at that date ($.25 a share).

     In January 1996 option to purchase 200,000 shares of common stock was granted to two officers/directors. In December 1996 the officers/directors exercised their stock options to purchase 117,857 shares of stock at $.28 a share.

     In 1998 the Company increased its authorized number of shares to 20,000,000.



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  DEFERRED OFFERING COSTS

     All offering costs incurred by the Company in connection with the offerings have been charged to additional paid in capital.

  ORGANIZATIONAL COSTS

     Organizational costs are expensed over a sixty month period from the commencement of operations.

  CASH AND CASH EQUIVALENTS

     The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

  REVENUE RECOGNITION

     Revenue from theatrical licensing agreements is recognized when the film has been delivered and becomes contractually available. The primary market is foreign theatrical releases.

  ACCOUNTING FOR FILM COSTS

     Inventory of film costs consists of acquisition costs, production costs and certain exploitation costs and are stated at the lower of cost or estimate net realizable value.

     In accordance with the provisions of Financial Accounting Standards No. 53, film costs are amortized on the ratio that the revenue earned for the year bears to management's estimate of the total gross revenue to be realized.
Such estimates are revised periodically and estimated losses, if any, are provided for in full.

NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company at present uses the offices of its President for pre and post production development at no cost to the Company. In addition, the Company paid $120,000 and $109,000 to two of its officers/directors for services rendered during the years ended December 31, 1999 and 1998, respectively.

NOTE 4 - INCOME TAXES

     No current provision for income taxes is made due to net operating osses. The Company currently has a substantial net operating loss carryforward. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate recognition.




                      EDICT SYSTEMS, INC.
                        BALANCE SHEET

                                                   31-Dec
                                              1999         1998
                         A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                  3,420         16,548
  Accounts receivable, net                 122,169        142,295
  Refundable income tax                                    20,472
  Other                                     12,017

      Total current assets                 137,606        179,315

SOFTWARE DEVELOPMENT COSTS, net            204,542        135,807

PROPERTY AND EQUIPMENT
  Office equipment                         147,838        106,331
    Less accumulated depreciation           98,325         78,299

      Depreciated cost                      49,513         28,032

      Total assets                         391,661        343,154

LIABILITIES AND SHAREHOLDERS' EQUITY CURRENT LIABILITIES
  Bank notes payable                       115,894         21,288
  Accounts payable                          63,417         70,593
  Accrued expenses                          19,108          8,983
  Deferred income taxes                        905          3,782
  Deferred revenue                         168,724        168,203

      Total current liabilities            368,048        272,849

SHAREHOLDERS' EQUITY
  Common stock                               2,000          2,000
  Treasury stock                           (75,000)       (75,000)
  Retained earnings                         96,613        143,305

      Total shareholders' equity            23,613         70,305

     Total liabilities and shareholders'
     Equity                                391,661        343,154

The accompanying notes are an integral part of the financial statements.




                       EDICT SYSTEMS, INC.
             STATEMENT OF INCOME AND RETAINED EARNINGS

                                           Year Ended December 31
                                            1999            1998
REVENUES
  Product sales and license fees           815,197         675,056
  Other income                               9,246          15,012

     Total revenues                        824,443         690,068

OPERATING EXPENSES
  Cost of sales                             20,877          56,768
  Salaries and benefits                    572,627         476,689
  General and administrative expenses      187,409         127,388
  Depreciation                              20,026          11,886
  Amortization                              57,217          14,459
  Bad debt expense                           5,000          15,000
  Interest, net                              9,236          -4,399
  Miscellaneous                              1,560           1,595

     Total operating expenses              873,952         699,386

LOSS BEFORE TAXES                          -49,509          -9,318

    Income tax benefits                     -2,817         -10,740

NET (LOSS) INCOME                          -46,692           1,422

    Retained earnings, beginning of year   143,305         141,883

RETAINED EARNINGS, END OF YEAR              96,613         143,305

The accompanying notes are an integral part of the financial statements.



                          EDICT SYSTEMS, INC.
                        STATEMENT OF CASH FLOWS

                                           Year Ended December 31
                                              1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss) income                         (46,692)        1,422
Adjustments to reconcile net (loss) income
to cash provided by operating activities:
      Depreciation                           20,026        11,886
      Amortization                           57,217        14,459
Provision for deferred income taxes
(benefit)                                    (2,877)        9,674
Increase (decrease) in cash arising from
changes in assets and liabilities:
      Accounts receivable                    20,126        (8,078)
      Other assets                            8,455       (20,438)
      Accounts payable                       (7,176)       42,142
      Accrued expenses                       10,125       (33,812)
      Deferred revenue                          521        76,108

Net cash provided by operating activities    59,725        93,363

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                    (41,507)      (19,864)
  Software costs capitalized               (125,952)     (128,486)

 Net cash used in investing activities     (167,459)     (148,350)

CASH FLOWS FROM FINANCING ACTIVITIES
   Purchase of treasury stock                     -       (50,000)
Borrowings on bank line of credit           164,033        25,000
   Payments on bank line of credit          (69,427)       (3,712)

Net cash provided by (used in) financing
activities                                   94,606       (28,712)

NET DECREASE IN CASH AND CASH EQUIVALENTS   (13,128)      (83,699)

  Cash and cash equivalents, beginning of
  Year                                       16,548       100,247

CASH AND CASH EQUIVALENTS, END OF YEAR        3,420        16,548

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ITEMS
  Income taxes paid, net of refunds               -         3,227
  Interest paid                               4,320         1,498

The accompanying notes are an integral part of the financial statements.


                              EDICT SYSTEMS INC.
                       NOTES TO FINANCIAL STATEMENTS
                              DECEMBER 31, 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Edict Systems, Inc. develops and markets electronic data interchange and electronic commerce software products and services that enable its customers to send and receive business documents electronically in standard and proprietary formats. Customers consist of businesses across a number of industries throughout the United States.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for uncollectible accounts. The allowance for uncollectible accounts was $25,000 and $20,000 in 1999 and 1998,respectively.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Costs of normal maintenance and repairs are charged to expense as incurred. Impairment of asset value is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation is provided using accelerated methods for financial reporting purposes at rates based on useful lives of five to seven years. Depreciation expense was $20,026 and $11,886 in 1999 and 1998, respectively.

     REVENUE RECOGNITION - Revenue from product sales are recorded when the product is shipped. Ongoing license fees are recognized ratably over the contract period.

     DEFERRED INCOME TAXES - Deferred income taxes are provided for temporary differences in recognition of assets and liabilities for financial statements and for income tax purposes.In addition, deferred income taxes are provided to recognize future tax benefits of tax credits and net operating loss carry-forwards, to the extent realization of such benefits is more likely than not.

NOTE 2 - SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs that are amortized by the straight-line method over the remaining estimated economic lives of the software product, which is generally estimated to be three years. Capitalized software costs amounted to $287,108 and $161,156 at December 31, 1999 and 1998, respectively and the related accumulated amortization was $82,566 and $25,349, respectively.

     Software costs consists of the following:


                        Bar Code
                        Label     Formula One?  Enterprise
                        Module    For Windows       EC?    Total
Balance as of
December 31, 1997       $21,780                           $21,780
  Costs incurred        128,486                           128,486
  1998 amortization     (10,890)   (3,569)                (14,459)
Balance as of
December 31, 1998        10,890   124,917             -   135,807
  Costs                 125,952                           125,952
  1999 amortization     (10,890)  (42,829)       (3,498)  (57,217)
Balance as of
December 31, 1999      $          $ 82,088     $122,454  $204,542


NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company leases its office space from a Shareholder of the Company. This space is leased on a month to month basis for 3,000 per month. Lease payments made under this arrangement were 34,800 and $21,800 in 1999 and 1998, respectively. As part of this arrangement, the Company pays the real estate taxes of the leased property. Payments made by the Company for taxes were $9,716 and $6,033 in 1999 and 1998, respectively.

NOTE 4 - BANK NOTES PAYABLE

     In 1997 the Company obtained a $35,000 line of credit from Star Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus two percent, 10.5% as of December 31, 1999. Outstanding borrowings under this agreement were $34,794 and $21,288 at December 31, 1999 and 1998 respectively. The majority Shareholder has personally guaranteed this line of credit. This line of credit is collateralized by substantially all business assets of the Company.

     In 1999 the Company obtained an $80,000 line of credit from Huntington Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus one-half of one percent. During 1999 this line of credit was converted into a $100,000 commercial note. Outstanding borrowings under this agreement were $81,100 at December 31, 1999. The majority Shareholder has personally guaranteed this line of credit. This loan is collateralized by substantially all business assets of the Company.

NOTE 5 - SHAREHOLDERS' EQUITY

     The Company has one class of Common Stock with no par value. As of December 31, 1998 and 1999 the Company had 1,000 authorized shares of Common Stock with 100 shares issued and 56 shares outstanding.

     During 1998 the Company repurchased 44 shares of its stock for $75,000 which included a forgiveness of indebtedness from the former Shareholder of $25,000. Treasury stock is accounted for using the cost method.
In connection with the purchase of the stock, the Company entered into a consulting agreement with the former Shareholder. In addition, the former Shareholder could receive additional consideration from the Company if substantially all of its assets are sold within predetermined timeframes from the stock redemption date. With the passage of time through December 31, 1999, the Company's potential liability is limited to $50,000 and this liability is eliminated if the Company's assets are sold after May 14, 2000.

NOTE 6 - PROFIT SHARING PLAN

     The Company established a profit sharing and 401(k) plan Covering substantially all employees in 1997. The Company may make annual discretionary contributions to the plan based on participants' contributions. The Company's contribution to this plan was $1,018 in 1998, and $-0- for 1999.


NOTE 7 - INCOME TAX EXPENSES (BENEFITS)

Income tax expenses (benefits) are comprised of the following:


                                         Year Ended December 31
                                          1999              1998
Taxes current payable (refundable):
  Federal                                $   -           ($20,472)
  State and local                           60                 58
                                            60            -20,414
Deferred income taxes                   -2,877              9,674
Total income tax benefits              ($2,817)          ($10,740)



At December 31, 1999 and 1998, deferred income tax liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. These differences consist principally of the difference between accrual basis accounting for financial reporting purposes and the cash basis for tax purposes.





                     TWILIGHT PRODUCTIONS, LTD.

                           BALANCE SHEET
                            UNAUDITED)


                                                  March 31,
                                             2000          1999
                   A S S E T S

CURRENT ASSETS
  Cash and cash equivalents                216,151       329,880
  Film costs                                     -       259,763
  Interest receivable                            -           625

      Total current assets                 216,151       590,268


PROPERTY AND EQUIPMENT
  Office equipment                           2,486         2,486
  Accumulated depreciation                   2,486         2,154

    Depreciated cost                             -           332

ORGANIZATION COSTS - NET                         -            26

      Total assets                         216,151       590,626

      LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY
  Common stock                                 619           619
  Additional paid-in capital               968,239       968,239
  Accumulated deficit                     -752,707      -378,232

       Total shareholders' equity          216,151       590,626

       Total liabilities and shareholders'
       equity                              216,151       590,626


The accompanying notes are an integral part of the financial statements.




                    TWILIGHT PRODUCTIONS, LTD.
            STATEMENT OF INCOME AND ACCUMULATED DEFICIT
                          (UNAUDITED)


                                                Quarter Ended
                                                   March 31,
                                               2000         1999

REVENUES
  Interest income                              1,632        3,980

     Total revenues                            1,632        3,980

OPERATING EXPENSES
  General and administrative expenses         15,147       31,104

     Total operating expenses                 15,147       31,104

NET LOSS                                     (13,515)     (27,124)

    Accumulated deficit, beginning of       (739,192)    (351,108)
    quarter

ACCUMULATED DEFICIT, END OF QUARTER         (752,707)    (378,232)


The accompanying notes are an integral part of the financial statements.







                    TWILIGHT PRODUCTIONS, LTD.
                      STATEMENT OF CASH FLOWS
                          (UNAUDITED)

                                                  Quarter Ended
                                                    March 31,
                                              2000          1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                   (13,515)     (27,124)
  Adjustments to reconcile net loss to cash
    used in operating activities:
    Decrease in cash arising from
    changes in assets and liabilities:
    Film costs                                     -       (4,644)
    Net cash used in operating activities    (13,515)     (31,768)

NET DECREASE IN CASH AND CASH EQUIVALENTS    (13,515)     (31,768)

  Cash and cash equivalents, beginning of
  quarter                                    229,666      361,648

CASH AND CASH EQUIVALENTS, END OF QUARTER    216,151      329,880



The accompanying notes are an integral part of the financial statements.



                     TWILIGHT PRODUCTIONS, LTD.
                    NOTES TO FINANCIAL STATEMENTS
               QUARTERS ENDED MARCH 31, 2000 AND 1999


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Twilight Productions, Ltd. Develops movies for resale. During the fourth quarter of 1999, the Company charged to expense $276,050, the entire cost of two movies the Company had produced for resale. On April 10, 2000 the Company merged with EDICT Systems, Inc. (See also
Note 3).

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

NOTE 2 - RELATED PARTY TRANSACTIONS

     The Company uses the offices of its President at no cost to the Company. The Company paid approximately $15,000 and $30,000 to two officers/directors for services rendered during the quarters ended March 31, 2000 and 1999, respectively.

NOTE 3 - SHAREHOLDERS' EQUITY AND SUBSEQUENT EVENT

     The Company had 20,000,000 authorized shares of common stock with 619,173 shares issued and outstanding as of March 31, 2000 and 1999, respectively.

     On April 10, 2000, Edict Systems, Inc. entered into a merger agreement with Twilight. The merger agreement provides for a business combination between Twilight and Edict in which Edict will become a wholly owned subsidiary of Twilight. Under the terms of the merger, Edict's issued and outstanding shares were exchanged for 4,359,000 Twilight shares. The merger is intended to qualify as a pooling of interest for accounting purposes and as a tax free reorganization for federal income tax purposes.

     In connection with the merger described above, Twilight assigned all rights, title and interest in and to the two films it had produced to Chaverim Productions, Ltd. (a related party) in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films.

     As part of the merger, Twilight entered into a service agreement with HFG whereby HFG would provide services to Twilight in support of the Merger and post-merger services relating to public relations,investor relations, and assisting with regulatory filing requirements. HFG will be compensated for these services by the issuance of 400,000 shares of Twilight's common stock. Subsequent to the issuance of shares to Edict and HFG, as described above, the former Edict shareholders own approximately 81% of Twilight's issued and outstanding shares. Immediately following the merger, the sole business of Twilight consisted of the business of Edict.

     Also on April 10, 2000, Twilight entered into a stock purchase agreement with HFG and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the merger with Edict. The stock purchase agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Twilight for $150,000 each on or before July 5, 2000 resulting in Twilight's issuance of 283,000 shares of common stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering was made pursuant to Section 4(2) of the Securities Act of 1933. HFG and Beroff have not as yet met their obligation to purchase the additional shares. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of a Form 10SB by Twilight.

NOTE 4 - INCOME TAXES

     No current provision for income taxes is made due to net operating losses. The Company currently has a substantial net operating loss carry-forward. The Company has recorded a 100% valuation allowance against net deferred tax assets due to uncertainty of their ultimate recognition. Furthermore, the merger described in Note 3 will likely place additional significant limitations on the ultimate utilization of net operating loss carryforwards.





                        EDICT SYSTEMS, INC.
                           BALANCE SHEET
                            (UNAUDITED)


                                                    March 31,
                                                2000        1999
                            A S S E T S
CURRENT ASSETS
  Cash and cash equivalents                    13,724      26,168
  Accounts receivable, net                    108,052      79,705
  Refundable income tax                        11,844      12,640
  Deferred income taxes                         7,754       7,885
  Prepaid expenses                              9,811       3,000
      Total current assets                    151,185     129,398

SOFTWARE DEVELOPMENT COSTS, net               183,339     134,703

PROPERTY AND EQUIPMENT
  Office equipment                            148,603     117,464
    Less accumulated depreciation             103,425      83,305
      Depreciated cost                         45,178      34,159
      Total assets                            379,702     298,260

           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Bank notes payable                          130,341           -
  Other note payable                           50,000           -
  Accounts payable                             72,897      53,831
  Accrued expenses                             37,329      19,413
  Deferred revenue                            147,025     169,954
      Total current liabilities               437,592     243,198

(ACCUMULATED DEFICIT) SHAREHOLDERS' EQUITY
  Common stock                                  2,000       2,000
  Treasury stock                              (75,000)    (75,000)
  Retained earnings                            15,110     128,062
       Total (accumulated deficit)
       shareholders' equity                   (57,890)     55,062

       Total liabilities and (accumulated
       deficit) shareholders' equity          379,702     298,260

The accompanying notes are an integral part of the financial statements.



                        EDICT SYSTEMS, INC.
             STATEMENT OF INCOME AND RETAINED EARNINGS
                            (UNAUDITED)

                                                Quarter Ended
                                                   31-Mar
                                            2000            1999
REVENUES
  Product sales and license fees           199,043        167,133
  Other income                                 580          5,819

     Total revenues                        199,623        172,952

OPERATING EXPENSES
  Cost of sales                              9,025          7,779
  Salaries and benefits                    211,027        126,442
  General and administrative expenses       39,408         33,492
  Depreciation                               5,100          5,006
  Amortization                              21,203         13,429
  Bad debt expense                          10,000          5,000
  Interest                                   5,866            882

     Total operating expenses              301,629        192,030

LOSS BEFORE TAXES                         (102,006)       (19,078)

INCOME TAXES (BENEFIT) PROVISION
  Current                                  (11,844)         7,832
  Deferred                                  (8,659)       (11,667)

    Income tax benefit                     (20,503)        (3,835)

NET LOSS                                   (81,503)       (15,243)

    Retained earnings, beginning of quarter 96,613        143,305

RETAINED EARNINGS, END OF QUARTER           15,110        128,062


The accompanying notes are an integral part of the financial statements.




                        EDICT SYSTEMS, INC.
                      STATEMENT OF CASH FLOWS
                             (UNAUDITED)

                                              Quarter Ended
                                                March 31,
                                            2000             1999
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                 (81,503)       (15,243)
Adjustments to reconcile net loss to
cash used in provided by operating
activities:
      Depreciation                           5,100          5,006
      Amortization                          21,203         13,429
Deferred income tax benefit                 (8,659)       (11,667)
Increase (decrease) in cash arising from
changes in assets and liabilities:
      Accounts receivable                   14,117         62,590
      Other assets                           2,206         (3,000)
      Accounts payable                       9,480        (16,762)
(Refundable) provision for current income  (11,844)         7,832
      Accrued expenses                       18,221        10,431
      Deferred revenue                     (21,699)         1,751
Net cash (used in) provided by operating   (53,378)        54,367

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of equipment                      (765)       (11,133)
  Software costs capitalized                      -       (12,326)
Net cash used in investing activities          -765       (23,459)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings on bank line of credit and
   Other note payable                        65,612              -
Payments on bank line of credit              (1,165)      (21,288)
Net cash provided by (used in) financing     64,447       (21,288)
      activities

NET INCREASE IN CASH AND CASH EQUIVALENTS    10,304         9,620
Cash and cash equivalents, beginning of q     3,420        16,548

CASH AND CASH EQUIVALENTS, END OF QUARTER    13,724        26,168

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ITEMS
  Interest paid                               4,199           882

The accompanying notes are an integral part of the financial statements.




                         EDICT SYSTEMS INC.
                   NOTES TO FINANCIAL STATEMENTS
              QUARTERS ENDED MARCH 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     NATURE OF OPERATIONS - Edict Systems, Inc. develops and markets electronic data interchange and electronic commerce software products and services that enable its customers to send and receive business documents electronically in a standard format. Customers consist of businesses across a number of industries throughout the United States.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     CASH EQUIVALENTS - The Company classifies as cash equivalents all highly liquid investments with original maturities of three months or less.

     ACCOUNTS RECEIVABLE - Accounts receivable are reported net of the allowance for uncollectible accounts. The allowance for uncollectible accounts was $40,000 and $25,000 at March 31, 2000 and 1999 respectively.

     PROPERTY AND EQUIPMENT - Property and equipment are carried at cost. Costs of normal maintenance and repairs are charged to expense as incurred. Impairment of asset value is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Depreciation is provided using accelerated methods for financial reporting purposes at rates based on useful lives of five to seven years. Depreciation expense was $5,100 and $5,007 in the quarters ended March 31, 2000 and 1999 respectively.

     REVENUE RECOGNITION - Revenue from product sales are recorded when the product is shipped and the services are performed. Ongoing license fees are recognized ratably over the contract period.

     DEFERRED INCOME TAXES - Deferred income taxes are provided for temporary differences in recognition of assets and liabilities for financial statements and for income tax purposes. In addition, deferred income taxes are provided to recognize future tax benefits of tax credits and net operating loss carryforwards, to the extent realization of such benefits is more likely than not.

NOTE 2 - SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs that are amortized by the straight-line method over the remaining estimated economic lives of the software product, which is generally estimated to be three years. Capitalized software costs amounted to $287,108 and $173,482 at March 31, 2000 and March 31, 1999, respectively and the related accumulated amortization was $103,769 and $38,779, respectively.

     Software costs consists of the following:


                                 Bar Code
                                 Label      Formula One   Enterprise
                                 Matrix     For Windows       EC      Total
Quarter Ended
March 31, 2000

 Costs capitalized:

Balance as of December 31, 1999 $32,670      $128,486     $125,952    $287,108
    Costs incurred                    -             -            -           -
 Balance as of March 31, 2000   $32,670      $128,486     $125,952    $287,108
Accumulated amortization:
Balance as of December 31,1999  $32,670      $ 46,398     $  3,498    $ 82,566
  Amortization                        -        10,707       10,496      21,203
Balance as of March 31, 2000    $32,670      $ 57,105     $ 13,994    $103,769
Net:
Balance as of December 1999     $     -      $ 82,088     $122,454    $204,542
  Costs incurred                      -             -            -           -
  Amortization                        -       (10,707)     (10,496)    (21,203)
Balance as of March 31, 2000    $     -      $ 71,381     $111,958    $183,339

Quarter Ended March 31, 1999
 Costs capitalized:
Balance as of December 31, 1998 $32,670      $128,486     $      -    $161,156
    Costs incurred                    -             -       12,326      12,326
Balance as of March 31, 1999    $32,670      $128,486     $ 12,326    $173,482
 Accumulated amortization:
     Balance as of December 31, $21,780      $  3,569     $      -    $ 25,349
     Amortization                 2,723        10,707            -      13,430
Balance as of March 31, 1999    $24,503      $ 14,276     $      -    $ 38,779
  Net:
Balance as of December 1998     $10,890      $124,916     $      -    $135,806
     Costs incurred                   -             -       12,326      12,326
     Amortization                (2,722)      (10,707)           -     (13,429)
Balance as of March 31, 1999    $ 8,168      $114,209     $ 12,326    $134,703


NOTE 3 - RELATED PARTY TRANSACTIONS

     The Company leases its office space from a shareholder of the Company. This space is leased on a month to month basis for 3,000 per month. Lease payments made under this arrangement were $9,000 and $7,880, in the quarters ended March 31, 2000 and 1999 respectively. As part of this arrangement, the Company pays the real estate taxes of the leased property. Payments made by the Company for taxes were $1,677 and $1,637 in the quarters ended March 31, 2000 and 1999 respectively.

NOTE 4 - BANK NOTES PAYABLE AND OTHER NOTE PAYABLE

     In 1997 the Company obtained a $35,000 line of credit from Star Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus two percent, 10.75% as of March 31, 2000. Outstanding borrowings under this
agreement were $33,629 and $0 at March 31, 2000 and 1999, respectively.   The
majority shareholder has personally guaranteed this line of credit. This line of credit is collateralized by substantially all business assets of the Company.

     In 1999 the Company obtained an $80,000 line of credit from Huntington Bank. Outstanding borrowings accrue interest at the Bank's prime rate plus one-half of one percent, 9.25% at March 31, 2000. During 1999 this line of credit was converted into a $100,000 commercial note. Outstanding borrowings under this agreement were $96,712 and $0 at March 31, 2000 and 1999, respectively. The majority shareholder has personally guaranteed this line of credit. This loan is collateralized by substantially all business assets of the Company.

     On February 2, 2000 the Company borrowed $50,000 from an unrelated corporation. Outstanding borrowings accrue interest at the rate of 10% per year. The note and interest are due August 3, 2000 and is collateralized by property owned by the Company's President.

NOTE 5 - SHAREHOLDERS' EQUITY AND SUBSEQUENT EVENT

     The Company had 1,000 authorized shares of common stock with 100 shares issued and 56 shares outstanding as of March 31, 2000 and 1999, respectively. Treasury stock is accounted for using the cost method.

     On April 10, 2000, the Company entered into a merger agreement with Twilight Productions, Ltd. The merger agreement provides for a business combination between Twilight and the Company in which Edict will become a wholly owned subsidiary of Twilight. Under the terms of the merger, the Company's issued and outstanding shares were exchanged for 4,359,000 Twilight shares. The merger is intended to qualify as a pooling of interest for accounting purposes and as a tax free reorganization for federal income tax purposes.

     In connection with the merger described above, Twilight assigned all rights, title and interest in and to the two films it had produced to Chaverim Productions, Ltd. , an entity owned by the officers and directors of Twilight, in exchange for Twilight's release from any and all obligations and liabilities arising from the production of the films.

     As part of the merger, Twilight entered into a service agreement with HFG whereby HFG agreed to provide services to Twilight in support of the Merger and post-merger services relating to public relations, investor relations, and assisting with regulatory filing requirements. HFG will be compensated for these services by the issuance of 400,000 shares of Twilight's common stock. Subsequent to the issuance of shares to Edict and HFG, as described above, the former Edict shareholders own approximately 81% of Twilight's issued and outstanding shares. Immediately following the merger, the sole business of Twilight consisted of the business of Edict.

     Also on April 10, 2000, Twilight entered into a stock purchase agreement with HFG and Art Howard Beroff ("Beroff"), a former director and officer of Twilight prior to the merger with Edict. The stock purchase agreement requires HFG and Beroff, or their designees, to each purchase 141,500 shares of Twilight for $150,000 each on or before July 5, 2000 resulting in Twilight's issuance of 283,000 shares of common stock for an aggregate consideration of $300,000 (approximately $1.06 per share). This offering as made pursuant to Rule 504 under the Securities Act. HFG and Beroff have not as yet met their obligation to purchase the additional shares. The date of purchase has been delayed by agreement of the parties and shall occur within 5 days after the filing of a Form 10SB by Twilight.

NOTE 6 - PROFIT SHARING PLAN

     In 1997 the Company established a profit sharing and 401(k) plan covering
substantially all employees.   The Company may make annual discretionary
contributions to the plan based on participants' contributions. The Company made no contributions to the plan in the quarters ended March 31, 2000 and 1999 respectively.

NOTE 7 - INCOME TAX EXPENSES (BENEFIT)

     Income tax expenses (benefits) are comprised of the following:


                                     Quarter Ended March 31,
                                       2000           1999
Taxes current payable (refundable):
  Federal                          $  (8,839)       $ 5,845
  State and local                     (3,005)         1,987
                                     (11,844)         7,832
Deferred income taxes                 (8,659)       (11,667)
Total income tax benefits          $ (20,503)       $(3,835)



     At March 31, 2000 and March 31, 1999, deferred income tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. These differences consist principally of the difference between accrual basis accounting for reporting purposes and the cash basis for tax purposes.




                        PRO FORMA FINANCIAL INFORMATION
                              EDICT SYSTEMS, INC.
           PRO FORMA CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 1999
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 1999
                                  (UNAUDITED)

                           Twilight       Edict
                         Productions     Systems      Pro Forma        Pro
                             Ltd.          Inc.      Adjustments      Forma
A S S E T S
CURRENT ASSETS
Cash and cash equivalent    229,666        3,420     300,000<F4>      533,086
Accounts receivable, net          -      122,169                      122,169
  Other                           -       12,017                       12,017

Total current assets        229,666      137,606     300,000          667,272

SOFTWARE DEVELOPMENT COSTS        -      204,542                      204,542

PROPERTY AND EQUIPMENT
  Office equipment            2,486      147,838                      150,324
Less accumulated depreciation 2,486       98,325                      100,811

      Depreciated cost            -       49,513                       49,513

      Total assets          229,666      391,661      300,000         921,327

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank notes payable                -      115,894                      115,894
  Accounts payable                -       63,417                        3,417
  Accrued expenses                -       19,108                       19,108
Deferred income taxes             -          905                          905
  Deferred revenue                -      168,724                       68,724

Total current liabilities         -      368,048                      368,048



SHAREHOLDERS' EQUITY
  Common stock                619      2,000         (2,000)<F2>
                                                      4,359 <F1>
                                                        400 <F3>
                                                        283 <F4>         5,661
Additional paid in
   capital                968,239                     2,000 <F2>
                                                    (75,000)<F2>
                                                     (4,359)<F1>
                                                       (400)<F3>
                                                    299,717 <F4>     1,190,197
  Treasury stock                     (75,000)        75,000 <F2>
Retained earnings
   (deficit)             (739,192)    96,613                          (642,579)
Total shareholders'
   equity                 229,666     23,613        300,000            553,279

Total liabilities and
   Shareholders' equity   229,666    391,661        300,000            921,327

<F1>
1.  Issuance of 4,359,000 shares pursuant to merger agreement.
<F2>
2. Cancellation of all issued and outstanding Edict Systems shares prior to merger.
<F3>
3. Issuance of 400,000 shares of stock to Halter Financial Group in exchange for performance of specified services.
<F4>
4. Cash from Halter Financial Group and Art Howard Beroff due on or before July 5, 2000 in exchange for 283,000 shares of common stock pursuant to stock purchase agreement.





                         PRO FORMA FINANCIAL INFORMATION
                                EDICT SYSTEMS  INC.
            PRO FORMA COMBINED STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 1999
                                  (UNAUDITED)

                               Twilight       Edict
                             Productions     Systems      Pro Forma        Pro
                                 Ltd.          Inc.      Adjustments      Forma
REVENUES
Product sales and
   license fee                    -       815,197                      815,197

  Interest                   11,831             -                       11,831
  Other income                    -         9,246                        9,246

     Total revenues          11,831       824,443                      836,274

OPERATING EXPENSES
  Cost of sales                   -        20,877                       20,877
Salaries and benefits             -       572,627                      572,627
General and administration  123,865       187,409                      311,274
  Depreciation                    -        20,026                       20,026
  Amortization                    -        57,217                       57,217
  Bad debt expense                -         5,000                        5,000
  Interest                        -         9,236                        9,236
  Miscellaneous                   -         1,560                        1,560
Write-down of film costs    276,050             -                      276,050

Total operating expenses    399,915       873,952                      273,867

LOSS BEFORE                (388,084)      (49,509)                    (437,593)

    Income tax benefits           -        (2,817)                      (2,817)

NET LOSS                   (388,084)      (46,692)                    (434,776)

Retained (deficit)
   earnings, beginning
   of year                 (351,108)      143,305                     (207,803)

RETAINED (DEFICIT) EARNINGS,
    END OF YEAR            (739,192)       96,613                     (642,579)

Average Shares
Outstanding               5,661,173     5,661,173                    5,661,173

LOSS PER SHARE                (0.07)        (0.01)                       (0.08)






                        PRO FORMA FINANCIAL INFORMATION
                               EDICT SYSTEMS, INC.
             PRO FORMA CONSOLIDATED BALANCE SHEET AT MARCH 31, 2000
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 2000
                                  (UNAUDITED)

                                Twilight       Edict
                              Productions     Systems      Pro Forma      Pro
                                  Ltd.          Inc.      Adjustments    Forma
                             A S S E T S
CURRENT ASSETS
Cash and cash equivalent       216,151       13,724      300,000<F4>    529,875
Accounts receivable, net             -      108,052                     108,052
Refundable income tax                -       11,844                       1,844
Deferred income taxes                -        7,754                       7,754
  Prepaid expenses                   -        9,811                       9,811

Total current assets           216,151      151,185      300,000        667,336

SOFTWARE DEVELOPMENT COSTS, net             183,339                     183,339

PROPERTY AND EQUIPMENT
  Office equipment               2,486      148,603                     151,089
  Less accumulated depreciation  2,486      103,425                     105,911
  Depreciated cost                   -       45,178                      45,178

  Total assets                 216,151      379,702        300,000      895,853


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Bank notes payable                   -      130,341                     130,341
Other note payable                   -       50,000                      50,000
  Accounts payable                   -       72,897                      72,897
  Accrued expenses                   -       37,329                      37,329
  Deferred revenue                   -      147,025                     147,025

Total current liabilities            -      437,592                     437,592





SHAREHOLDERS' EQUITY
  Common stock                   619        2,000       (2,000)<F2>
                                                         4,359 <F1>
                                                           400 <F3>
                                                           283 <F4>       5,661
Additional paid in capital   968,239            -        2,000 <F2>
                                                       (75,000)<F2>
                                                        (4,359)<F1>
                                                          (400)<F3>
                                                       299,717 <F4>   1,190,197
  Treasury stock                          (75,000)      75,000 <F2>
Retained earnings (deficit) (752,707)      15,110           -           737,597

Total shareholders' equity   216,151      (57,890)     300,000          458,261

Total liabilities and
   shareholders' equity      216,151      379,702      300,000          895,853

<F1>
1.  Issuance of 4,359,000 shares pursuant to merger agreement.
<F2>
2. Cancellation of all issued and outstanding Edict Systems shares prior to merger.
<F3>
3. Issuance of 400,000 shares of stock to Halter Financial Group in exchange for performance of specified services.
<F4>
4. Cash from Halter Financial Group and Art Howard Beroff due on or before July 5, 2000 in exchange for 283,000 shares of common stock purchase agreement.








                         PRO FORMA FINANCIAL INFORMATION
                              EDICT SYSTEMS  INC.
         PRO FORMA CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
                      FOR THE QUARTER ENDED MARCH 31, 2000
                  AS IF THE MERGER OCCURRED ON JANUARY 1, 2000
                                  (UNAUDITED)

                                Twilight       Edict
                              Productions     Systems     Pro Forma       Pro
                                 Ltd.           Inc.     Adjustments     Forma
REVENUES
Product sales and license fees               199,043                   199,043
  Interest                       1,632             -                     1,632
  Other income                       -           580                       580
     Total revenues              1,632       199,623                   201,255

OPERATING EXPENSES
  Cost of sales                      -         9,025                     9,025
Salaries and benefits                -       211,027                   211,027
General and administration      15,147        39,408                    54,555
  Depreciation                       -         5,100                     5,100
  Amortization                       -        21,203                    21,203
  Bad debt expense                   -        10,000                    10,000
  Interest                           -         5,866                     5,866
Total operating expenses        15,147       301,629                   316,776

LOSS BEFORE TAXES              (13,515)     (102,006)                 (115,521)

Income tax benefits                  -       (20,503)                  (20,503)

NET LOSS                       (13,515)      (81,503)                  (95,018)

Retained (deficit) earnings,
   beginning of quarter       (739,192)       96,613                  (642,579)

RETAINED (DEFICIT) EARNINGS,
    END OF QUARTER            (752,707)       15,110                  (737,597)

Average Shares Outstanding   5,661,173     5,661,173                 5,661,173

LOSS PER SHARE                       -         (0.01)
(0.02)







                              PART III

ITEM 1.  INDEX TO EXHIBITS

2 Agreement and Plan of Merger, dated as of April 10, 2000, among EDICT Systems, Inc., Twilight Productions, Ltd. and Twilight Acquisition Sub, Inc.

3(i)  Amended Certificate of Incorporation

3(ii) By-laws

4     Form of Common Stock Certificate

10.1 Lease Agreement, dated as of January 1, 2000, between Jason K. Wadzinski and EDICT Systems, Inc.

10.2 Stock Purchase Agreement, dated April 10, 2000, among Twilight Productions, Ltd.,Halter Financial Group, Inc. and Art Howard Beroff

11    Statement regarding computation of per share earnings

21    Subsidiaries of the Company

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   TWILIGHT PRODUCTIONS, LTD.


Date: _________________                            By:/s/ Jason Wadzinski
                                                   Jason Wadzinski, President



EXHIBIT 2 - AGREEMENT AND PLAN OF MERGER, DATED AS OF APRIL 10, 2000, AMONG
            EDICT SYSTEMS, INC., TWILIGHT PRODUCTIONS, LTD., AND TWILIGHT ACQUISITION SUB, INC.

     THIS AGREEMENT AND PLAN OF MERGER ("Agreement"), dated as of April 10, 2000, is entered into by and among EDICT Systems, Inc., an Ohio corporation ("EDICT"), Twilight Productions Ltd., a Delaware corporation ("Parent"), and Twilight Acquisition Sub, Inc., an Ohio corporation and wholly-owned subsidiary of Parent ("Sub"). Certain capitalized terms used in this Agreement are defined in Section 9.3 hereof.

                             W I T N E S S E T H:

     WHEREAS, the respective Boards of Directors of EDICT, Parent and Sub have determined that it would be advisable and in the best interests of the stockholders of EDICT, Parent and Sub, respectively, for Sub to merge with and into EDICT pursuant and subject to the terms and conditions set forth in this Agreement (the "Merger");

     WHEREAS, EDICT, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, all of the parties hereto desire that the transaction contemplated herein be treated as a tax-free merger transaction pursuant to
Section 368 of the Code.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law ("DGCL") and the Ohio Revised Code (the "ORC"), the Merger shall be effected and Sub shall be merged with and into EDICT at the Effective Time (as defined in Section 1.3), the separate existence of Sub shall cease and EDICT shall continue as the surviving corporation in the Merger. The surviving corporation of the Merger shall be herein referred to as the "Surviving Corporation."

     SECTION 1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place as soon as practicable following the last to be satisfied or waived of the conditions set forth in Article VII in accordance with this Agreement (the "Closing Date"), unless another date, time or place is agreed to in writing by the parties hereto.

     SECTION 1.3. Effective Time. Contemporaneously with the Closing, the Surviving Corporation will file with the Secretary of State of the State of Ohio (the "Ohio Secretary of State") articles of merger or other appropriate documents, executed in accordance with the relevant provisions of the ORC, and make all other filings or recordings required under the ORC in connection with the Merger. The Merger shall become effective upon the filing of the articles of merger with the Ohio Secretary of State (the "Effective Time").

     SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the ORC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of EDICT and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of EDICT and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 1.5 Articles of Incorporation; Bylaws.  At the Effective Time,
(a) EDICT's articles of incorporation shall be the Articles of incorporation of the Surviving Corporation, and (b) the bylaws of EDICT as in effect at the Effective Time shall, from and after the Effective Time, be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 1.6 Directors; Officers. (i) At the Effective Time, (a) the directors of EDICT shall be the directors of the Surviving Corporation, each of whom will serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, (b) the officers of EDICT shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, (c) the number of directors of Parent shall remain at two (2) directors, (d) the directors of Parent immediately following the Effective Time shall be the persons named on Schedule 1.6(d), each of whom will serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, and (e) the officers of Parent immediately following the Closing shall be the persons named on Schedule 1.6(e), each of whom shall hold the office set forth opposite such person's name and all of whom shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                                  ARTICLE II

                      EFFECT OF THE MERGER ON THE CAPITAL
                      STOCK OF THE CONSTITUENT CORPORATIONS

     SECTION 2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, EDICT or any holder of (i) any shares of capital stock of EDICT or (ii) any shares of capital stock of Sub:

     (a) Conversion of EDICT Shares. All shares of common stock, no par value ("EDICT Common Stock"), of EDICT ("EDICT Shares") issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate of 4,359,000 shares of Parent Common Stock (the "Merger Consideration"), which shares shall represent approximately 82% of the issued and outstanding Parent Common Stock as of the Effective Time. All of the EDICT Shares shall remain issued and outstanding and shall be owned by Parent following the conversion.

     (b) Cancellation and Retirement of Shares: No Further Rights. As of the Effective Time, all of the shares of capital stock of Sub (the "Sub Shares") issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.

     SECTION 2.2 Adjustments. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding capital stock of Parent shall occur, including by reason of any reclassification, recapitalization, stock dividend, stock split, or combination, exchange or readjustment of shares of capital stock of Parent, or any stock dividend thereof, the Merger Consideration shall be appropriately adjusted.

     SECTION 2.3 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation the right, title or interest in, to or under any of the rights, properties or assets of Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Parent, Sub and EDICT, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of Parent, Sub and EDICT or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.


                                 ARTICLE III

                              PAYMENT FOR SHARES

     SECTION 3.1 Letter of Transmittal; Surrender of Certificates. Promptly after the Effective Time, but in no event later than ten (10) business days after the Effective Time, Parent shall mail to each holder of record (other than EDICT or any of its Subsidiaries or Parent, Sub or any of their Subsidiaries) of a certificate or certificates which, immediately prior to the Effective Time, evidence outstanding shares of the capital stock of EDICT (the "Certificates"), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to Parent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for new certificates of Parent representing such holders new interest in Parent. Upon surrender of a Certificate for cancellation to the Parent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in respect thereof a new certificate evidencing such holders new interest in Parent.


                                  ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES

     SECTION 4.1 Representations and Warranties of Parent and Sub. Parent and Sub represent and warrant to EDICT as follows:

     (a) Organization, Standing and Power. Each of the Parent and Sub is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated and has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Parent Material Adverse Effect. For purposes of this Agreement, the term "Parent Material Adverse Effect" means any Material Adverse Effect with respect to Parent or Sub, taken as a whole, or any change or effect that adversely, or is reasonably expected to adversely, affect the ability of Parent or Sub to consummate the transactions contemplated by this Agreement in any material respect or materially impairs or delays Parent's or Sub's ability to perform its obligations hereunder. Parent has made available to EDICT complete and correct copies of the charter or organizational documents of Parent and Sub, as amended to the date of this Agreement.

     (b) Capital Structure. (i) The authorized capital stock of Parent consists of 20,000,000shares of common stock, par value $.001 per share (the "Parent Common Stock"). On the date hereof: (i) 1,019,173 shares of Parent Common Stock were issued and outstanding (which includes the shares issued pursuant to the Services Agreement (defined below)), and (ii) no shares of Parent Common Stock were held by Parent in its treasury. All outstanding shares of capital stock of Parent have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to preemptive or similar rights. No bonds debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of Parent may vote are issued or outstanding. All the outstanding shares of capital stock of Sub have been validly issued and are fully paid and nonassessable and are owned by Parent, free and clear of Liens. Except for this Agreement, neither Parent nor Sub has or, at or after the Effective Time will have, any outstanding option, warrant, call, subscription or other right, agreement or commitment which either (i) obligates Parent or Sub to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of Parent or Sub, or (ii) restricts the voting, disposition or transfer of shares of capital stock of Parent or Sub. There are no outstanding stock appreciation rights or similar derivative securities or rights of Parent or Sub. No Person has any right to require the registration of any shares of Parent Common Stock or any other securities of Parent.

     (c) Authority: Noncontravention. Parent and Sub have the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and, assuming this Agreement constitutes the valid and binding agreement of EDICT, constitutes a valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies and to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) conflict with any of the provisions of the charter or organizational documents of Parent or Sub, (ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of first refusal, termination, cancellation or acceleration of any obligation (including to pay any sum of money) or loss of a benefit under, or require the consent of any person under, any indenture or other agreement, permit, concession, ground lease, franchise, license or similar instrument or undertaking to which Parent or Sub is a party or by which Parent or Sub or any of their assets is bound, result in the creation or imposition of a material Lien or other restriction or encumbrance on any material asset of Parent or Sub, which, singly or in the aggregate, would have a Parent Material Adverse Effect, or (iii) subject to the governmental filings and other matters referred to in the following sentence, violate any domestic or foreign law, rule or regulation or any order, writ, judgment, injunction, decree, determination or award currently in effect except for such violations, which, singly or in the aggregate, would only have an immaterial effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any domestic or foreign governmental agency or regulatory authority (a "Governmental Entity") or any third party which has not been received or made, is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub of the transactions contemplated hereby, except for (i) the filing of the articles of merger with the Ohio Secretary of State and (ii) consents, approvals, authorizations, declarations, filings and notices that, if not obtained or made, will not, individually or in the aggregate, result in a Parent Material Adverse Effect.

     (d) Subsidiaries. Except for Sub, Parent does not own, directly or indirectly, any of the capital stock of any other corporation or any equity, profit sharing, participation or other interest in any corporation, partnership, joint venture or other entity.

     (e) Intellectual Property. Neither Parent nor Sub owns or uses any trademarks, tradenames, service marks, patents, copyrights or any applications with respect thereto. Parent and Sub have no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of Parent or Sub infringes upon or involves, or has resulted in the infringement of, any trademarks, tradenames, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened with respect thereto.

     (f) Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

          (i) Since the date of the most recent audited financial statements (Parent and Sub have conducted their business only in the ordinary course, and there has not been (A) any change, destruction, damage, loss or event which has had or could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of Parent's capital stock, or any repurchase, redemption or other acquisition by Parent or Sub of any shares of their respective capital stock or equity interests, as applicable; (C) any increase in the rate or terms of compensation payable or to become payable by Parent or Sub to their directors, officers or key employees, except increases occurring in the ordinary course of business consistent with past practices or was required under any employment, severance or termination agreements; (D) any entry into, or increase in the rate or terms of, any bonus, insurance, severance, pension or other employee or retiree benefit plan, payment or arrangement made to, for or with any such directors, officers or employees, except increases occurring in the ordinary course of business consistent with past practices or as was required under employment agreements or employee or director benefit plans;
E) any entry into any agreement, commitment or transaction by Parent or Sub, or waiver, termination, amendment or modification to any agreement, commitment or transaction, which is material to Parent or Sub taken as a whole; (F) any material labor dispute involving the employees of Parent or Sub; (G) any change by Parent in accounting methods, principles or practices except as required or permitted by GAAP; (H) any write-off or write-down of, or any determination to write-off or write-down, any asset of Parent or Sub or any portion thereof; (I) any split, combination or reclassification of any of Parent's capital stock or issuance or authorization relating to the issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent's capital stock; (J) any amendment of any material term of any outstanding security of Parent or Sub; (K) any loans, advances or capital contributions to or investments in, any other person in existence on the date hereof made by Parent, other than to any direct or indirect wholly-owned subsidiary; (L) any sale or transfer by Parent of any of the assets of Parent, cancellation of any material debts or claims or waiver of any material rights by Parent; or (M) any agreements by Parent to (1) do any of the things described in the preceding clauses (A) through (L) other than as expressly contemplated or provided for herein or (2) take, whether in writing or otherwise, any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of Parent in this Agreement untrue or incorrect in any material respect.

          (ii) Attached as Section 4.1(f)(ii) of the Disclosure Schedule are the audited consolidated balance sheets of Parent as of December 31, 1999, December 31, 1998 and December 31, 1997 (the "Parent Balance Sheets") and the accompanying audited consolidated statements of operations and cash flows (together with the Parent Balance Sheets, the "Parent Financial Statements"). The Parent Financial Statements have been prepared in accordance with GAAP (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of Parent at the dates indicated therein and the results of operations of Parent for the year then ended.

          (iii) Parent has no Liabilities except: (A) Liabilities disclosed on the Parent Balance Sheets; and (B) liabilities incurred subsequent to December 31, 1999in the ordinary course of business consistent with past practice and in compliance with the provisions of this Agreement. There are no Liabilities of Parent of any kind whatsoever, whether accrued, contingent, absolute, whether due or to become due, determined, determinable or otherwise, that would have a Parent Material Adverse Effect, other than liabilities under this Agreement or disclosed in the Disclosure Schedule.

          (iv) Except as set forth on the Parent Balance Sheet or reserved against on such balance sheet, Parent does not have Liabilities of the type required to be reflected as Liabilities on a balance sheet prepared in accordance with GAAP.

     (g) Employees. Except for Art Howard Beroff and Eric Galler, the arent's sole officers and directors, neither Parent nor Sub (i) has any employees, (ii) owes any compensation of any kind, deferred or otherwise, to any current or previous employees, (iii) has any written or oral employment agreements with any officer or director of Parent or Sub or (iv) is a party to or bound by any collective bargaining agreement. There are no loans or other obligations payable or owing by Parent or Sub to any stockholder, officer, director or employee of Parent or Sub, nor are there any loans or debts payable or owing by any of such persons to Parent or Sub or any guarantees by Parent or Sub of any loan or obligation of any nature to which any such person is a party.

      (h) Employee Benefit Plans. Parent and Sub have no (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by Parent or Sub (collectively, "Employee Benefit Plans"). Parent has no liability for a former Employee Benefit Plan or severance liabilities.

     (i) Taxes. All Tax Returns for all periods ending on or before the Closing Date that are or were required to be filed by, or with respect to, Parent, either separately or as a member of an affiliated group of corporations, have been or will be filed on a timely basis in accordance with the laws, regulations and administrative requirements of each Taxing Authority. All such Tax Returns that have been filed on or before the Closing Date were, when filed, and continue to be, true, correct and complete.

          (i) No United States federal, state and local Income Tax Returns have been audited by any Taxing Authority. There are no adjustments or proposed adjustments made by any representative of any Taxing Authority with respect to Tax Returns filed by, or on behalf of, Parent, or any affiliated group of corporations of which Parent is or was a member, for all taxable years since 1997, and the resulting Taxes with respect to any of such Tax Returns, if any, proposed to be assessed. There are no deficiencies proposed (plus interest, penalties and additions to tax that were or are proposed to be assessed thereon, if any) as a result of such examinations have been paid, reserved against, settled, or, are being contested in good faith by appropriate proceedings. Neither Parent nor any affiliated party has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment of Taxes for which Parent may be liable.

          (ii) Parent has paid, or made provision for the payment of, all Taxes that have or may become due for all periods ending on or before the Closing Date, including, without limitation, all Taxes reflected on the Tax Returns referred to in this Section 4.1, or in any assessment, proposed assessment, or notice, either formal or informal, received by Parent, or any affiliated party with respect to any of them. The charges, accruals and reserves with respect to Taxes on the books of Parent are adequate (determined in accordance with GAAP consistently applied) and are at least equal to Parent's actual liabilities for Taxes. All Taxes that Parent is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Taxing Authority. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, (except for liens with respect to Taxes not yet due).

          (iii) No consent to the application of Section 341(f)(2) of the Code has been filed with respect to any property or assets held or acquired or to be acquired by Parent. Neither Parent nor any of its affiliates with respect to it shall make or cause to be made any election that could result in any adverse tax consequences to Parent, or any affiliated group of corporations of which Parent has been or may become a member.

          (iv) There is no existing tax sharing agreement that may or will require that any payment be made by or to Parent on or after the Closing Date.

          (v) No property owned by Parent is property that EDICT or Parent is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code.

          (vi) Parent has (i) not agreed to or are required to make any adjustment pursuant to Section 481(a) of the Code; (ii) no knowledge that the IRS has proposed any such adjustment or change in accounting method with respect to Parent or any Subsidiary, or (iii) no application pending with any Taxing Authority requesting permission for any change in accounting method.

     (j) Voting Requirements. Except as required by the DGCL, no holder of issued and outstanding shares of capital stock or other securities of Parent is entitled to vote or otherwise approve this Agreement, the Merger or any other matter or transaction contemplated by this Agreement.


     (k) Compliance with Applicable Laws. Each of Parent and Sub has and after giving effect to the transactions contemplated hereby will have in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and to the knowledge of Parent there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a Parent Material Adverse Effect. To Parent's knowledge, Parent and Sub are in compliance with, and have no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, including any liability or obligation to undertake any remedial action under Hazardous Substances Laws, except for instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect.

     (l) Insurance. Neither Parent nor Sub has any insurance policies in effect. Neither Parent nor Sub has any outstanding insurance obligations.

     (m) Brokers. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by Parent, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

     (n) Litigation, etc.. As of the date hereof, (i) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of Parent, threatened against Parent or Sub (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (ii) neither Parent nor Sub is subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (i) and (ii), (A) could reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims or proceedings pending or, to Parent's knowledge, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

     (o) Contracts. Neither Parent nor Sub has any material contracts, leases, arrangements or commitments (whether oral or written) or is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

     (p) Unlawful Payments and Contributions. To the knowledge of Parent, neither Parent, Sub nor any of their respective directors, officers or any of their respective employees or agents has (i) used any Parent or Sub funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee;
(iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person.

     (q) Real Property. (i) Neither Parent nor Sub owns or leases any real property.

          (ii) Neither Parent nor Sub has received any written notice from any Governmental Entity that there exists any violation of any Hazardous Substances Law (as hereinafter defined). Neither Parent nor Sub has knowledge
(i) of any Hazardous Substances (as hereinafter defined) present on, under or about any asset, and to Parent's knowledge no discharge, spillage, uncontrolled loss, seepage or filtration of Hazardous Substances has occurred on, under or about any asset, (ii) that any of the assets violates, or has at any time violated, any Hazardous Substance Laws, and to Parent's knowledge,
(iii) there is a condition on any asset for which Parent or Sub has an obligation to undertake any remedial action pursuant to Hazardous Substance Laws. For purposes hereof, "Hazardous Substances" means, without limitation
(1) those substances included within definitions of any one or more of the terms "Hazardous Substance," and "Hazardous Waste," "Toxic Substance" and "Hazardous Material" in the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. Section 90,601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq. ("RCRA"), the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601, et seq., the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Sectoin 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C. Section 651, et seq., (insofar as it relates to employee health and safety in relation to exposure to Hazardous Substances) and any other local, state, federal or foreign laws or regulations related to the protection of public health or the environment (collectively, "Hazardous Substances Laws"); (2) such other substances, materials or wastes as are or become regulated under, or as are classified as hazardous or toxic under Hazardous Substance Laws; and (3) any materials, wastes or substances that can be defined as (A) petroleum products or wastes; (B) asbestos; (C) polychlorinated biphenyl; (D) flammable or explosive; or (E) radioactive.

     (r) Anti-takeover Plan: State Takeover Statutes. Neither Parent nor Sub has in effect any plan, scheme, device or arrangement, commonly or colloquially known as a "poison pill" or "anti-takeover" plan or any similar plan, scheme, device or arrangement. The Board of Directors of Parent has approved the Merger and this Agreement. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.


     (s) Affiliate Transactions. Except to the extent disclosed in the Parent Financial Statements and as contemplated by the Services Agreement dated as of the date hereof by and between Halter Financial Group, Inc. ("HFG"), Parent and EDICT, the Stock Purchase Agreement dated as of the date hereof, by and among Parent, HFG, Art Howard Beroff and EDICT, and the two related Registration Rights Agreement, all of which has been reviewed by EDICT, there are no transactions, agreements, arrangements or understandings between Parent or Sub, on the one hand, and Parent's affiliates (other than wholly-owned Subsidiaries of Parent), on the other hand ("Affiliate Agreements"). No payments have been made to any affiliate of Parent other than as specifically required by the Affiliate Agreements, no payments will be made in connection with this Agreement (except as provided for herein) and, after consummation of the Merger, neither Parent nor Sub shall have any Liabilities to any affiliate or officer or director of any of Parent or Sub.

     (t) Solicitation. Neither Parent, any of its Subsidiaries, officers, directors, affiliates, agents, nor any other person acting on its behalf has solicited, directly or indirectly, any person to enter into a merger or similar business combination transaction with Parent by any form of general solicitation, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

     (u) Disclosure. The representations and warranties and statements of fact made by Parent and Sub in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

     (v) Disclosure Schedule. Items disclosed in any one Section of the Disclosure Schedule are deemed to be disclosed in such other Sections of the Disclosure Schedule as is necessary for purposes of the completeness and accuracy of the related representation or warrants, but only to the extent it is readily apparent from the description of the particular item or disclosure that such item or disclosure would be applicable to any other such Section of the Disclosure Schedule.

     SECTION 4.2 Representations and Warranties of EDICT. EDICT represents and warrants to Parent and Sub as follows:

     (a) Organization, Standing and Corporate Power. EDICT is a corporation duly organized, validly existing and in good standing under the jurisdiction in which it is incorporated, and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business substantially as now conducted, except where the failure to do so would not have, individually or in the aggregate, an EDICT Material Adverse Effect. For purposes of this Agreement, the term "EDICT Material Adverse Effect" means any Material Adverse Effect with respect to EDICT, taken as a whole, or any change of effect that adversely, or is reasonably expected to adversely, effect the ability of EDICT to consummate the transactions contemplated by this Agreement in any material respect or materially impair or delay EDICT's ability to perform its obligations hereunder.

     (b) Authority; Noncontravention. The execution, delivery and performance by EDICT of this Agreement and the consummation of the Merger by EDICT has been duly authorized by all necessary corporate action on the part of EDICT. This Agreement has been duly executed and delivered by EDICT and, assuming this Agreement constitutes the valid and binding agreement of Parent and Sub, constitutes a valid and binding obligation of EDICT, enforceable against such party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies and to general principles of equity. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement, will not (i) conflict with any of the provisions of the charter or organizational documents of EDICT,
(ii) subject to the governmental filings and other matters referred to in the following sentence, conflict with, result in a breach of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or require the consent of any person under, any indenture, or other material agreement, permit, concession, franchise, license or similar instrument or undertaking to which EDICT is a party or by which EDICT or any of its assets is bound or affected, or (iii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation, or any order, writ, judgment, injunction, decree, determination or award binding on or applicable to EDICT and currently in effect, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have an EDICT Material Adverse Effect. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to EDICT in connection with the execution and delivery of this Agreement by EDICT or the consummation by EDICT of any of the transactions contemplated by this Agreement, except for (i) the filing of the articles of merger with the Ohio Secretary of State, (ii) such other consents, approvals, authorizations, filings or notices as are set forth in
Section 4.2(b) of the Disclosure Schedule and (iii) consents, approvals, authorizations, declarations, filings and notices that, if not obtained or made, will not, individually or in the aggregate, result in an EDICT
Material Adverse Effect.

     (c) Capital Structure. The authorized capital stock of EDICT consists of (i) 1,000shares of EDICT common stock, no par value, and (ii) 1,000 shares of preferred stock, par value $50.00per share. As of the date hereof: (i) 56 shares of EDICT Common Stock were issued and outstanding, (ii) 44 shares of EDICT Common Stock were held by EDICT in its treasury, and (iii) no shares of EDICT Preferred Stock were issued and outstanding. All outstanding shares of capital stock of EDICT have been duly authorized and validly issued, and are fully paid and nonassessable and not subject to preemptive or similar rights. No bonds, debentures, notes or other indebtedness of EDICT having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the stockholders of EDICT may vote are issued or outstanding. Except as set forth above or in Section 4.2(c) of the Disclosure Schedule, and except for this Agreement, EDICT does not have and, at or after the Effective Time will not have, any outstanding option, warrant, call, subscription or other right, agreement or commitment which either (i) obligates EDICT to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of EDICT, or (ii) restricts the voting, disposition or transfer of shares of capital stock of EDICT.
There are no outstanding stock appreciation rights or similar derivative securities or rights of EDICT.

     (d) Subsidiaries. EDICT does not own, directly or indirectly, any capital stock of any other corporation or any equity profit sharing, participation of other interest in any corporation, partnership, joint venture or other entity.

     (e) No Brokers. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of EDICT.

     (f) Intellectual Property. Other than as disclosed on Schedule 4.2(f), EDICT does not own or use any trademarks, tradenames, service marks, patents, copyrights or any applications with respect thereto. EDICT has no knowledge of any claim that, or inquiry as to whether, any product, activity or operation of EDICT infringes upon or involves, or has resulted in the infringement of, any trademarks, tradenames, service marks, patents, copyrights or other proprietary rights of any other person, corporation or other entity; and no proceedings have been instituted, are pending or are threatened with respect thereto.

     (g) Absence of Certain Changes or Events; No Undisclosed Material Liabilities.

          (i) Since the date of the most recent audited financial statements, EDICT has conducted its business only in the ordinary course, and there has not been (A) any change, destruction, damage, loss or event which has had or could reasonably be expected to have, individually or in the aggregate, an EDICT Material Adverse Effect; (B) any declaration, setting aside or payment of any dividend or other distribution in respect of shares of EDICT's capital stock, or any repurchase, redemption or other acquisition by EDICT of any shares of its capital stock or equity interests; (C) any increase in the rate or terms of compensation payable or to become payable by EDICT to any of its directors, officers or key employees, except increases occurring in the ordinary course of business consistent with past practices or was required under any employment, severance or termination agreements; (D) any entry into, or increase in the rate or terms of, any bonus, insurance, severance, pension or other employee or retiree benefit plan, payment or arrangement made to, for or with any such directors, officers or employees, except increases occurring in the ordinary course of business consistent with past practices or as was required under employment agreements or employee or director benefit plans; (E) any entry into any agreement, commitment or transaction by EDICT, or waiver, termination, amendment or modification to any agreement, commitment or transaction, which is material to EDICT; (F) any material labor dispute involving the employees of EDICT; (G) any change by EDICT in accounting methods, principles or practices except as required or permitted by GAAP; (H) any write-off or write-down of, or any determination to write-off or write-down, any asset of EDICT or any portion thereof; (I) any split, combination or reclassification of any of EDICT's capital stock or issuance or authorization relating to the issuance of any other securities in respect of, in lieu of or in substitution for shares of EDICT's capital stock;
(J) any amendment of any material term of any outstanding security of EDICT;
(K) any loans, advances or capital contributions to or investments in, any other person in existence on the date hereof made by EDICT, other than to any direct or indirect wholly-owned subsidiary; (L) any sale or transfer by EDICT of any of the assets of EDICT, cancellation of any material debts or claims or waiver of any material rights by EDICT; or (M) any agreements by EDICT to (1) do any of the things described in the preceding clauses (A) through (L) other than as expressly contemplated or provided for herein or (2) take, whether in writing or otherwise, any action which, if taken prior to the date of this Agreement, would have made any representation or warranty of EDICT in this Agreement untrue or incorrect in any material respect.

          (ii) Attached as Section 4.2(f)(ii) of the Disclosure Schedule are the audited consolidated balance sheets of EDICT as of December 31, 1999, December 31, 1998 and December 31, 1997 (the "EDICT Sheets") and the accompanying audited consolidated statements of operations and cash flows (together with the EDICT Balance Sheets, the "EDICT Financial Statements"). The EDICT Financial Statements have been prepared in accordance with GAAP (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of EDICT at the dates indicated therein and the results of operations of EDICT for the year then ended.

          (iii)    EDICT has no Liabilities except: (A) as set forth on
Section 4.2(f)(iii) of the Disclosure Schedule; (B) Liabilities disclosed on the EDICT Balance Sheets; and (C) liabilities incurred subsequent to December 31, 1999in the ordinary course of business consistent with past practice and in compliance with the provisions of this Agreement. There are no Liabilities of EDICT of any kind whatsoever, whether accrued, contingent, absolute, whether due or to become due, determined, determinable or otherwise, that would have a EDICT Material Adverse Effect, other than liabilities under this Agreement or disclosed in the Disclosure Schedule.

          (iv) Unless otherwise disclosed on Schedule 4.2(f)(iii) of the Disclosure Statement, as of the date of this Agreement except as set forth on the EDICTBalance Sheet or reserved against on such balance sheet, EDICT does not have Liabilities of the type required to be reflected as Liabilities on a balance sheet prepared in accordance with GAAP.

     (h) Employees. Except as disclosed on Schedule 4.2(h), EDICT (i) has no other employees, (ii) does not owe any compensation of any kind, deferred or otherwise, to any current or previous employees, (iii) has no written or oral employment agreements with any officer or director of EDICT or (iv) is a party to or bound by any collective bargaining agreement. There are no loans or other obligations payable or owing by EDICT to any stockholder, officer, director or employee of EDICT, nor are there any loans or debts payable or owing by any of such persons to EDICT or any guarantees by EDICT of any loan or obligation of any nature to which any such person is a party.

     (i) Employee Benefit Plans. Other than the EDICT profit sharing and 401(k) plan, EDICT has no (a) non-qualified deferred or incentive compensation or retirement plans or arrangements, (b) qualified retirement plans or arrangements, (c) other employee compensation, severance or termination pay or welfare benefit plans, programs or arrangements or (d) any related trusts, insurance contracts or other funding arrangements maintained, established or contributed to by EDICT (collectively, "EDICT Employee Benefit Plans"). EDICT has no liability for a former EDICT Employee Benefit Plan or severance liabilities.

     (j) Taxes All Tax Returns for all periods ending on or before the Closing Date that are or were required to be filed by, or with respect to, EDICT, either separately or as a member of an affiliated group of corporations, have been or will be filed on a timely basis in accordance with the laws, regulations and administrative requirements of each Taxing Authority. All such Tax Returns that have been filed on or before the Closing Date were, when filed, and continue to be, true, correct and complete.

          (i) Section 4.2(j)(ii) of the Disclosure Schedule lists all United States federal, state and local Income Tax Returns that have been audited by any Taxing Authority or are closed by the applicable statute of limitations. Section 4.2(j)(ii) of the Disclosure Schedule describes all adjustments and proposed adjustments made by any representative of any Taxing Authority with respect to Tax Returns filed by, or on behalf of, EDICT, or any affiliated group of corporations of which EDICT is or was a member, for all taxable years since 1997, and the resulting Taxes with respect to any of such Tax Returns, if any, proposed to be assessed. All deficiencies proposed (plus interest, penalties and additions to tax that were or are proposed to be assessed thereon, if any) as a result of such examinations have been paid, reserved against, settled, or, as described in Section 4.2(j)(ii) of the Disclosure Schedule, are being contested in good faith by appropriate proceedings. Except as set forth in Section 4.2(j)(ii) of the Disclosure Schedule, neither EDICT nor any affiliated party has given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other entity) of any statute of limitations relating to the payment of Taxes for which EDICT may be liable.

          (ii) EDICT has paid, or made provision for the payment of, all Taxes that have or may become due for all periods ending on or before the Closing Date, including, without limitation, all Taxes reflected on the Tax Returns referred to in this Section 4.2(j), or in any assessment, proposed assessment, or notice, either formal or informal, received by EDICT, or any affiliated party with respect to any of them, except such Taxes, if any, as are set forth in Section 4.2(j)(iii) of the Disclosure Schedule that are being contested in good faith and as to which adequate reserves (determined in accordance with GAAP consistently applied) have been provided. The charges, accruals and reserves with respect to Taxes on the books of EDICT are adequate (determined in accordance with GAAP consistently applied) and are at least equal to EDICT actual liabilities for Taxes. All Taxes that EDICT is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the appropriate Taxing Authority. There are no liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible, (except for liens with respect to Taxes not yet due).

          (iii) No consent to the application of Section 341(f)(2) of the Code has been filed with respect to any property or assets held or acquired or to be acquired by EDICT. Neither EDICT nor any of its affiliates with respect to it shall make or cause to be made any election that could result in any adverse tax consequences to EDICT, or any affiliated group of corporations of which EDICT has been or may become a member.

          (iv) There is no existing tax sharing agreement that may or will require that any payment be made by or to EDICT on or after the Closing Date.

          (v) No property owned by EDICT is property that EDICT is or will be required to treat as being owned by another person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or is "tax-exempt use property" within the meaning of Section 168(h)(1) of the Code.

          (vi) EDICT has (i) not agreed to or are required to make any adjustment pursuant to Section 481(a) of the Code; (ii) no knowledge that the IRS has proposed any such adjustment or change in accounting method with respect to EDICT or any Subsidiary, or (iii) no application pending with any Taxing Authority requesting permission for any change in accounting method.

     (k) Voting Requirements. Except as required by the ORC, no holder of issued and outstanding shares of capital stock or other securities of EDICT is entitled to vote or otherwise approve this Agreement, the Merger or any other matter or transaction contemplated by this Agreement.

     (l) Compliance with Applicable Laws. EDICT has and after giving effect to the transactions contemplated hereby will have in effect all federal, state, local and foreign governmental approvals, authorizations, certificates, filings, franchises, licenses, notices, permits and rights ("Permits") necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, and to the knowledge of EDICT there has occurred no default under any such Permit, except for the lack of Permits and for defaults under Permits which lack or default individually or in the aggregate would not have a EDICT Material Adverse Effect. To EDICT's knowledge, EDICT is in compliance with, and have no liability or obligation under, all applicable statutes, laws, ordinances, rules, orders and regulations of any Governmental Entity, including any liability or obligation to undertake any remedial action under Hazardous Substances Laws, except for instances of non-compliance, liabilities or obligations, which individually or in the aggregate would only have an immaterial effect.

     (m) Insurance. The insurance policies indicated on Schedule 4.2(m) are the only insurance policies currently in force by EDICT, and represent standard and customary coverage for the business currently conducted by EDICT. EDICT has no outstanding insurance obligations.

     (n) Brokers. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by EDICT, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of EDICT.

     (o) Litigation, etc.. As of the date hereof, (i) there is no suit, claim, action or proceeding (at law or in equity) pending or, to the knowledge of EDICT, threatened against EDICT (including, without limitation, any product liability claims) before any court or governmental or regulatory authority or body, and (ii) EDICT is not subject to any outstanding order, writ, judgment, injunction, order, decree or arbitration order that, in any such case described in clauses (i) and (ii), (A) could reasonably be expected to have, individually or in the aggregate, an EDICT Material Adverse Effect or (B) involves an allegation of criminal misconduct or a violation of the Racketeer and Influenced Corrupt Practices Act, as amended. As of the date hereof, there are no suits, actions, claims or proceedings pending or, to EDICT's knowledge, threatened, seeking to prevent, hinder, modify or challenge the transactions contemplated by this Agreement.

     (p) Contracts. EDICT is not bound by any material contracts, leases, arrangements or commitments (whether oral or written) or is a party to or bound by or affected by any contract, lease, arrangement or commitment (whether oral or written) relating to: (a) the employment of any person; (b) collective bargaining with, or any representation of any employees by, any labor union or association; (c) the acquisition of services, supplies, equipment or other personal property; (d) the purchase or sale of real property; (e) distribution, agency or construction; (f) lease of real or personal property as lessor or lessee or sublessor or sublessee; (g) lending or advancing of funds; (h) borrowing of funds or receipt of credit; (i) incurring any obligation or liability; or (j) the sale of personal property.

     (q) Unlawful Payments and Contributions. To the knowledge of EDICT, neither EDICT nor any of its directors, officers or any of their respective employees or agents has (i) used any EDICT funds for any unlawful contribution, endorsement, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any person.

     (r) Real Property. (i) Except as described on Schedule 4.2(r), EDICT neither owns or leases any real property.

          (ii) EDICT has not received any written notice from any governmental Entity that there exists any violation of any Hazardous Substances Law (as hereinafter defined). EDICT has no knowledge (i) of any Hazardous Substances (as hereinafter defined) present on, under or about any asset, and to EDICT's knowledge no discharge, spillage, uncontrolled loss, seepage or filtration of Hazardous Substances has occurred on, under or about any asset, (ii) that any of the assets violates, or has at any time violated, any Hazardous Substance Laws, and to EDICT's knowledge, (iii) there is a condition on any asset for which EDICT has an obligation to undertake any remedial action pursuant to Hazardous Substance Laws. For purposes hereof, "Hazardous Substances" means, without limitation (1) those substances included within definitions of any one or more of the terms "Hazardous Substance," and "Hazardous Waste," "Toxic Substance" and "Hazardous Material" in the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. Section 90,601, et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. Section 6901, et seq. ("RCRA"), the Toxic Substances Control Act, as amended, 15 U.S.C. Section 2601, et seq., the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Section 1801 et seq., the Occupational Safety and Health Act, 29 U.S.C.
Section 651, et seq., (insofar as it relates to employee health and safety in relation to exposure to Hazardous Substances) and any other local, state, federal or foreign laws or regulations related to the protection of public health or the environment (collectively, "Hazardous Substances Laws"); (2) such other substances, materials or wastes as are or become regulated under, or as are classified as hazardous or toxic under Hazardous Substance Laws; and
(3) any materials, wastes or substances that can be defined as (A) petroleum products or wastes; (B) asbestos; (C) polychlorinated biphenyl; (D) flammable or explosive; or (E) radioactive.

     (s) Anti-takeover Plan: State Takeover Statutes. EDICT does not have in effect any plan, scheme, device or arrangement, commonly or colloquially known as a "poison pill" or "anti-takeover" plan or any similar plan, scheme, device or arrangement. The Board of Directors of EDICT has approved the Merger and this Agreement. No other state takeover statute or similar statute or regulation applies or purports to apply to the Merger, this Agreement or any of the transactions contemplated by this Agreement.

     (t) Affiliate Transactions. Except to the extent disclosed in Section 4.2(t) of the Disclosure Schedule, there are no transactions, agreements, arrangements or understandings between EDICT, on the one hand, and EDICT's affiliates (other than wholly-owned Subsidiaries of Parent), on the other hand ("Affiliate Agreements"). No payments have been made to any affiliate of EDICT other than as specifically required by the Affiliate Agreements, no payments will be made in connection with this Agreement (except as provided for herein) and, after consummation of the Merger, EDICT shall not have any Liabilities to any affiliate or officer or director of EDICT.

     (u) Solicitation. Neither EDICT, any of its Subsidiaries, officers, directors, affiliates, agents, nor any other person acting on its behalf has solicited, directly or indirectly, any person to enter into a merger or similar business combination transaction with EDICT by any form of general solicitation, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

     (v) Disclosure. The representations and warranties and statements of fact made by EDICT in this Agreement are, as applicable, accurate, correct and complete and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained herein not false or misleading.

     (w) Disclosure Schedule. Items disclosed in any one Section of the Disclosure Schedule are deemed to be disclosed in such other Sections of the Disclosure Schedule as is necessary for purposes of the completeness and accuracy of the related representation or warrants, but only to the extent it is readily apparent from the description of the particular item or disclosure that such item or disclosure would be applicable to any other such Section of the Disclosure Schedule.


                                   ARTICLE V

                                   COVENANTS

     SECTION 5.1 Conduct of Business of Parent and Sub and EDICT Prior to the Merger. Except as set forth in Section 5.1 of the Disclosure Schedule or as expressly contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, each of (i) Parent and Sub, and (ii) EDICT shall, act and carry on their respective businesses in the ordinary course of business consistent with past practice and use their reasonable best efforts to preserve intact their current business organizations, keep available the services of their current key officers and employees and preserve the goodwill of those engaged in material business relationships with them, and to that end, without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, neither Parent, Sub nor EDICT shall not, and, except as set forth in Section 5.1 of the Disclosure Schedule (subject, only where expressly stated therein, to the consent of the other party):

          (i) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any outstanding capital stock, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

          (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities or convertible or exchangeable securities;

          (iii)    amend its charter or organizational documents;

          (iv) directly or indirectly acquire, make any investment in, or make any capital contributions to, any person or except in the ordinary course of business consistent with past practice, acquire, lease or agree to manage any assets or properties;
          (v) directly or indirectly sell, lease, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (including stock or other ownership interests in any properties or Subsidiary);

          (vi) purchase or sell any real property or other material asset or enter into any agreement to purchase or sell the same;

          (vii) modify the terms of, terminate or fail in any material respect to comply with the terms of any lease, franchise agreement or joint venture agreement, or enter into any new lease, franchise agreement or joint venture agreement;

          (viii) undertake any material construction or alteration with respect to any asset;

          (ix) (A) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, other than indebtedness owing to or guarantees of indebtedness owing to Parent or Sub, (B) issue or sell any debt securities or warrants or other rights to acquire debt securities or (C) make any loans or advances to any other person;

          (x) make any tax election or settle or compromise any income tax liability.;

          (xi) pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise);

          (xii) grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Employee Benefit Plans or EDICT Employee Benefit Plans, as the case may be;

          (xiii) enter into or amend any employment, consulting, severance or similar agreement;

          (xiv)    waive any claims or rights;

          (xv) make any change in any method of accounting or accounting practice or policy except as required by any changes in GAAP;

          (xvi) incur, enter into, amend, modify or terminate any material commitment, contract or agreement (including with respect to any management agreements, leases, capital expenditures or purchases of assets);

          (xvii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or any agreement relating to a Takeover Proposal (as hereinafter defined);

          (xviii)    engage in any transaction with, or enter into any
agreement, arrangement, or understanding with, or amend, modify or terminate any agreement, arrangement or understanding with, directly or indirectly, any of Parent's affiliates, officers or directors, including, without limitation, any transactions, agreements, arrangements or understandings with any affiliate, officer or director or other person covered under Item 404 of Regulation S-K under the Securities Act that would be required to be disclosed under such Item 404, other than pursuant to such agreements, arrangements, or understandings existing on the date of this Agreement and set forth in Section
5.1 (xviii) of the Disclosure Schedule; or

          (xix) authorize any of, or commit or agree to take any of, the foregoing actions.

     SECTION 5.2 Other Actions. Parent shall not, and shall not permit Sub to, take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties set forth in Section
4.1 of this Agreement that are qualified as to materiality becoming untrue,
(ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions of the Merger set forth in Article VII not being satisfied. EDICT shall not take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties set forth in Section 4.2 of this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect, or (iii) any of the conditions of the Merger set forth in Article VII not being satisfied.




                                    ARTICLE VI

                             ADDITIONAL AGREEMENTS

     SECTION 6.1 Access to Information; Confidentiality. Each of the parties hereto shall afford the other party, and such other party's officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Effective Time to all its owned and leased properties (including as required to perform any environmental studies or reviews of such properties), books, contracts, commitments, tax returns, personnel and records and, during such period, furnish as promptly as practicable to the requesting party, its counsel, financial advisors and other representatives, such information concerning its business, properties, financial condition, operations and personnel as it may from time to time reasonably request. Any such access or investigation shall not affect the representations or warranties made by such party contained in this Agreement. Except as required by law, each of the parties shall hold, and will cause their respective directors, officers, partners, employees, accountants, counsel, financial advisors and other representatives and affiliates to hold, any non-public information obtained from the other party in confidence.

     SECTION 6.2 Reasonable Best Efforts. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Article VII.

     SECTION 6.3 Indemnification; Directors' and Officers' Insurance. (a) EDICT, Parent and Surviving Corporation shall, and from and after the Effective Time, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of either the Parent or the Surviving Corporation (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based on or arising out of the fact that such person is or was a director or officer of Parent or the Surviving Corporation whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based on, or arising out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case, to the full extent a corporation is permitted under the DGCL and the ORC, respectively, to indemnify directors or officers.

     (b) Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and Parent
(or them and the Surviving Corporation after the Effective Time) and Parent (or after the Effective Time, the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefore are received; and (ii) Parent (or after the Effective Time and the Surviving Corporation) shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under this Section 6.3, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent (or after the Effective Time, EDICT and the Surviving Corporation) (but the failure so to notify shall not relieve a party from any liability which it may have under this Section 6.3 except to the extent such failure prejudices such party), and shall deliver to Parent (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by the applicable Sections of the DGCL and the TBCA. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. EDICT, Parent and Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than four years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     (c) The provisions of this Section 6.3 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding upon all successors and assigns of Parent, Sub, EDICT and the Surviving Corporation.

     SECTION 6.4 HFG Services Agreement. The parties hereto hereby acknowledge that HFG and EDICT are subject to the terms and conditions of that certain Services Agreement, dated as of the date hereof (the "Services Agreement"), with Parent and Halter Financial Group, Inc. ("HFG") pursuant to which HFG will provide the services enumerated therein following the consummation of the Merger. The parties hereto further acknowledge that the HFG Group and the Beroff Group (as such terms are defined in the Services Agreement) shall receive an aggregate of 400,000 shares of Parent Common Stock on or before the Closing Date). A copy of the Services Agreement is attached hereto as Exhibit "A". A copy of the Registration Rights Agreement in connection with said 400,000 shares is attached as Exhibit "B".

     SECTION 6.5 Stock Purchase Agreement. The parties hereto hereby acknowledge that Parent is subject to the terms of that certain Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and among Parent, HFG and Art Howard Beroff. Under the terms or the Purchase Agreement, upon consummation of the Merger, Parent is obligated to sell and HFG and Mr. Beroff are each obligated to purchase 141,500 shares of Parent Common Stock for an aggregate purchase price of $300,000. A copy of the Purchase Agreement is attached hereto as Exhibit "C". A copy of the Registration Rights Agreement in connection with said shares is attached as Exhibit "D".

     SECTION 6.6 Public Announcements. Parent and Sub, on the one hand, and EDICT, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or automated quotation system.

     SECTION 6.7 No Solicitation; Takeover Proposals. From the date hereof until the termination of this Agreement in accordance with its terms, neither Parent nor EDICT shall, nor shall they authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor, representative or agent of either Parent or EDICT, to, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as hereinafter defined), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of Parent or EDICT, or any financial advisor, attorney or other advisor, representative or agent of any of them, whether or not such person is purporting to act on behalf thereof, shall be deemed to be a breach of this Section 6.7 by the party with whom such person or entity is affiliated with. For purposes of this Agreement, "Takeover Proposal" means any proposal for a merger, sale of all or substantially all the assets of or other business combination or recapitalization or similar transaction involving either Parent or EDICT or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in the voting securities of, or a substantial portion of the assets of, either Parent or EDICT, other than the transactions contemplated by this Agreement.

     SECTION 6.8 Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent or Sub shall knowingly take or fail to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code or would cause any of the representations and warranties set forth in Section 4.1(i) to be untrue or incorrect in any material respect.

     SECTION 6.9 Consents, Approvals and Filings. (a) EDICT, on one hand, and Parent and Sub, on the other hand, will make all necessary filings, as soon as practicable, in order to facilitate prompt consummation of the Merger and the other transactions contemplated by this Agreement. In addition, EDICT and Parent will each use their reasonable best efforts, and will cooperate fully with each other (i) to comply as promptly as practicable with all governmental requirements applicable to the Merger and the other transactions contemplated by this Agreement; and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents of Governmental Entities and consents of all third parties necessary for the consummation of the Merger and the other transactions contemplated by this Agreement. Each of EDICT and Parent shall use reasonable efforts to provide such information and communications to Governmental Entities as such Governmental Entities may reasonably request.

     (b) Each of the parties shall provide to the other party copies of all applications in advance of filing or submission of such applications to Governmental Entities in connection with this Agreement, and copies of all correspondence with such Governmental Entities, and shall keep all the parties timely apprized of the status of the foregoing.

     SECTION 6.10 Name Change. Immediately subsequent to the Effective Time, Parent shall cause to be filed in accordance with the applicable provisions of the DGCL, a Certificate of Amendment to its Certificate of Incorporation to change its name.

     SECTION 6.11 Notices of Certain Events. (a) EDICT shall as promptly as reasonably practicable notify Parent of: (i) any notice or other communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement; (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (iii) any fact or occurrence between the date of this Agreement and the Effective Time of which it becomes aware which makes any of its representations.

     (b) Each of Parent and Sub shall as promptly as reasonably practicable notify EDICT of: (i) any notice or other communication from any person alleging that the consent of such person (or other person) is or may be required in connection with the transactions contemplated by this Agreement,
(ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; (iii) any actions, suits, claims, investigations or proceedings commenced or, to the best of Parent's knowledge, threatened against, relating to or involving or otherwise affecting Parent or Sub that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.1(n) or which relate to the consummation of the transactions contemplated by this Agreement; and (iv) any fact or occurrence between the date of this Agreement and the Effective Time of which it becomes aware which makes any of its representations contained in this Agreement untrue or causes any material breach of its obligations under this Agreement.

     SECTION 6.12 Transfer Taxes. Parent, Sub and EDICT shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees or any similar taxes which become payable in connection with the transactions contemplated by this Agreement that are required or permitted to be filed on or before the Effective Time.

     SECTION 6.13 Resignations. On the Closing Date, Parent shall cause the directors and officers of Parent to submit their resignations from such positions, effective as of the Effective Time.


                                    ARTICLE VII
                               CONDITIONS PRECEDENT

     SECTION 7.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party hereto to effect the Closing shall be subject to the fulfillment on or prior to the Closing Date of the condition that no order shall have been entered and remained in effect in any action or proceeding before any foreign, federal or state court or governmental agency or other foreign, federal or state regulatory or administrative agency or commission that would prevent or make illegal the consummation of the transactions contemplated hereby.

     SECTION 7.2 Additional Conditions to EDICT's Obligations. The obligations of EDICT to effect the Merger are subject to the satisfaction of the following additional conditions on or before the Closing Date:

          (i) The representations and warranties set forth in Section 4.1 of this Agreement will be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though then made;

          (ii) Parent and Sub shall have performed, in all material respects, each obligation and agreement and complied with each covenant to be performed and complied with by them under Articles V and VI of this Agreement prior to the Closing Date;

          (iii) All consents by governmental or regulatory agencies or otherwise that are required to be obtained by the Parent and Sub for the consummation of the transactions contemplated hereby will have been obtained;

          (iv) No action or proceeding before any court or governmental body will be pending or threatened wherein a judgment, decree or order would prevent any of the transactions contemplated hereby or cause such transactions to be declared unlawful or rescinded;

          (v) EDICT and its financial and legal representatives shall have completed a due diligence review of the business, operations and financial statements of Parent and Sub, the results of which shall be satisfactory to EDICT in its sole discretion;

          (vi) At the Closing, Parent and Sub shall have delivered or caused to be delivered to EDICT the following: (i) a certificate executed on behalf of Parent and Sub stating that the conditions set forth in Sections 7.2(a) through (d) of this Agreement have been satisfied; (ii) resolutions duly adopted by the Boards of Directors of Parent and Sub authorizing and approving the Merger and the execution, delivery and performance of this Agreement; (iii) resolutions duly adopted by the stockholders of Sub approving the Merger and the execution, delivery and performance of this Agreement;
(iv) a certificate of good standing for each of Parent and Sub, dated not earlier than five days prior to the Closing Date; (v) a copy of the Certificate of Incorporation of Parent and the Code of Regulations of the Sub certified as of a recent date by the Secretary of State of the State of Delaware and the Ohio Secretary of State, respectively; (vi) an incumbency certificate of the officers of Parent and Sub; (vii) the written designation of Art Howard Beroff and Eric Galler from their respective positions as officers and directors of Parent and Sub; and (viii) the such other documents as EDICT may reasonably request in connection with the transactions contemplated hereby.

          (g) Parent shall have net assets of at least $200,000 as of the Closing Date and such amount shall be in cash.

     SECTION 7.3 Additional Conditions to the Obligations of Parent and Sub. The obligation of Parent and Sub to effect the Merger is subject to the satisfaction of the following conditions on or before the Closing Date:
(a) The representations and warranties set forth in Section 4.2 of this Agreement will be true and correct in all material respects as of the date hereof and at and as of the Closing Date as though then made; (b) EDICT shall have performed, in all material respects, each obligation and agreement and complied with each covenant required to be performed and complied with by it under Article VI of this Agreement prior to the Closing Date; (c) All consents by governmental or regulatory agencies or otherwise that are required to be obtained by EDICT for the consummation of the transactions contemplated hereby will have been obtained; (d) No action or proceeding before any court or governmental body will be pending or threatened wherein a judgment, decree or order would prevent any of the transactions contemplated hereby or cause such transactions to be declared unlawful or rescinded; (e) On the Closing Date, EDICT shall have delivered to Parent the following:(i) a certificate executed on behalf of EDICT stating that the conditions set forth in Sections 7.3(a) through (d) of this Agreement have been satisfied; (ii) resolutions duly adopted by the Board of Directors of EDICT authorizing and approving the Merger and the execution, delivery and performance of this Agreement; (iii) a certificate of good standing for EDICT from the Ohio Secretary of State, dated not earlier than five days prior to the Closing Date; (iv) a copy of the Code of Regulations of Incorporation of EDICT certified as of a recent date by the Ohio Secretary of State; (v) an incumbency certificate of the officers of EDICT; (vi) certificates representing the EDICT Shares to be delivered pursuant to this Agreement duly endorsed or accompanied by duly executed stock powers; and (vii) such other documents as Parent may reasonably request in connection with the transactions contemplated hereby.

     SECTION 7.4 Frustration of Closing Conditions. Neither Parent nor EDICT may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to commence or complete the Merger and the other transactions contemplated by this Agreement.

     SECTION 7.5 Assignment and Assumption Agreement. Immediately upon the Closing, Parent and Chaverim Productions Ltd. shall duly execute the Assignment and Assumption Agreement attached hereto as Exhibit "E".


                                      ARTICLE VIII
                           TERMINATION, AMENDMENT AND WAIVER

     SECTION 8.1 Termination. (a) This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, in any one of the following circumstances:

          (i)    By mutual written consent of Parent and EDICT.

          (ii) By Parent or EDICT, if (x) any Statute, rule or regulation shall have been promulgated by any Governmental Entity prohibiting or restricting the Merger or (y) any federal or state court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; provided, that a party may not terminate this Agreement pursuant to this clause (iii) if it has not complied with its obligations under Sections 6.2 and 6.6.

          (iii) By Parent or EDICT, if (A) the other party shall have failed to comply in any material respect with any material respect with any of the covenants and agreements (or in any respect with regard to covenants and agreements qualified by materiality) contained in this Agreement to be complied with or performed by such party at or prior to such date of termination, and such failure continues for ten (10) business days after the actual receipt by such party of a written notice from the other party setting forth in detail the nature of such failure, or (B) a representation or warranty of the other party contained in this Agreement shall be untrue in any material respect or a representation or warranty qualified as to materiality or Material Adverse Effect, as the case may be, shall be untrue in any respect.

          (iv) By EDICT, if any of the conditions set forth in Section 7.2 hereof shall have become incapable of being fulfilled and shall not have been waived by EDICT, or by Parent if any of the conditions set forth in Section
7.3 hereof shall have become incapable of being fulfilled and shall not have been waived by Parent.

     SECTION 8.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1(a) hereof, this Agreement (except for the provisions of Sections 6.6, this Section 8.2,
Article IX and paragraphs (b) and (c) of Section 8.1 hereof) shall forthwith become void and have no effect, without any liability on the part of any party hereto or its directors, officers or stockholders; provided, however, that nothing in this Section 8.2 shall relieve any party to this Agreement or liability for any willful or intentional breach of this Agreement.

     SECTION 8.3 Amendment. Subject to the applicable provisions of the DGCL and the ORC, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

     SECTION 8.4  Extension; Waiver.  At any time prior to the Effective
Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 8.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or wavier shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     SECTION 8.5 Procedure for Termination, Amendment, Extension or Waiver A termination of this Agreement pursuant to Section 8.1 hereof, an amendment of this Agreement pursuant to Section 8.3 hereof or an extension or waiver pursuant to Section 8.4 hereof shall, in order to be effective, require by Parent, Sub or EDICT, as the case may be, action by its Board of Directors or the duly authorized committee or designee of its Board of Directors.


                                       ARTICLE IX
                                   GENERAL PROVISIONS

     SECTION 9.1 Nonsurvival of Representations and Warranties. Except as otherwise contemplated herein, none of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties, which by its terms contemplates performance after the Effective Time.

     SECTION 9.2 Fees and Expenses. Each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

     SECTION 9.3 Definitions. For purposes of this Agreement, and except as otherwise defined in this Agreement:

          (a) "affiliate" of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

          (b) "business day" means any day other than Saturday, Sunday or any other day on which banks in the City of New York are required or permitted to close;

          (c)    "Code" shall mean the Internal Revenue Code of 1986;

          (d) "Income Taxes" means (i) foreign, federal, state or local income or franchise taxes or other taxes imposed on or with respect to net income or capital, together with any interest or penalties or additions to tax imposed with respect thereto, and (ii) any obligations under any agreements or arrangements with respect to any taxes described in clause (i) above.

          (e) "Income Tax Returns" means foreign, federal, state or local Tax Returns required to be filed with any Taxing Authority that include any of Parent or the Subsidiaries that pertain to Income Taxes;

          (f) "Liability" means, as to any Person, all debts, liabilities and obligations, direct, indirect, absolute or contingent of such Person, whether accrued, vested or otherwise, whether known or unknown and whether or not actually reflected, or required in accordance with GAAP to be reflected, in such Person's balance sheet.

          (g) .."Liens" means, collectively, all material pledges, claims, liens, charges, mortgages, conditional sale or title retention agreements, hypothecations, collateral assignments, security interests, easements and other encumbrances of any kind or nature whatsoever;

          (h) "Material Adverse Effect" with respect any person means an event that has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such person and its Subsidiaries taken as a whole;

          (i) "person" means an individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity;

          (j) "Tax" or "Taxes" means (i) any and all taxes (whether federal, state, local or foreign), including, without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, or property taxes, together with any interest, penalties or additions to tax imposed with respect thereto and (ii) any obligations under any agreements or arrangements with respect to any taxes described in clause (i) above;

          (k) "Taxing Authority" means any governmental authority, domestic or foreign, having jurisdiction over the assessment, determination, collection, or other imposition of any Tax; and

          (l) "Tax Returns" means returns, reports and forms required to be filed with any Taxing Authority.

     SECTION 9.4 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (i)    if to Parent or Sub, to
                 Twilight Productions, Ltd.
                 c/o Halter Financial Group, Inc.
                 One Panorama Center
                 7710 Las Colinas Ridge, Suite 250
                 Irving, Texas 75063
                 Attention:  Timothy P. Halter
                 Telecopy:   (972) 233-0388

                 With a copy to:

                 David Lubin, Esq.
                 Herrick, Feinstein LLP
                 Two Park Avenue
                 New York, NY 10022
                 Telecopy:  (212) 592-1500

          (ii)   if to EDICT, to

                 EDICT Systems, Inc.
                 1619 Mardon Drive
                 Dayton, Ohio 45432
                 Attention:  Jason Wadzinksi
                 Telecopy:   (937)429-4309

                 with a copy (which shall not constitute
                 notice) to:

                 Coolidge, Wall, Womsley, and Lombard
                 33 West First Street
                 Dayton, Ohio 45402-1289
                 Attention:  Barbara Sager, Esq.
                 Telecopy:   (937) 223-6705

     SECTION 9.5 Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     SECTION 9.6 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     SECTION 9.7 Entire Agreement: Third-Party Beneficiaries. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Section 6.3 to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefited by, such provisions.

     SECTION 9.8 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF OHIO, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS
OF LAWS THEREOF.

     SECTION 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     SECTION 9.10 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity.

     SECTION 9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

     IN WITNESS WHEREOF, Parent, Sub, and EDICT have caused this Agreement to be signed in multiple counterparts by their respective officers thereunto duly authorized, all as of the date first written above.

TWILIGHT PRODUCTIONS LTD.


By:_______________________________________
Name:Art Howard Beroff
Title:Chairman




TWILIGHT ACQUISITION SUB, INC.


By:_______________________________________
Name:
Title:


EDICT SYSTEMS, INC.


By:_______________________________________
Name:Jason Wadzinksi
Title:President





                           CERTIFICATE OF INCORPORATION
                                       OF
                            TWILIGHT PRODUCTIONS LTD.

     FIRST.  The name of this corporation shall be:  TWILIGHT PRODUCTIONS LTD.

     SECOND. Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, 19805, and its registered agent at such address is CORPORATE AGENTS, INC.

     THIRD.  The purpose or purposes of the corporation shall be:

     To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

     FOURTH. The total number of shares of stock which this corporation is authorized to issue is:

     One Million (1,000,000) Shares With A Par Value Of $.001 Per Share, Amounting To One Thousand Dollars ($1,000.00).

     FIFTH.  The name and mailing address of the incorporator is as follows:

                               Lamont W. Jones
                               Corporate Agents, Inc.
                               1013 Centre Road
                               Wilmington, DE  19805

     SIXTH. The Board of Directors shall have the power to adopt, amend or repeal the by-laws.

     IN WITNESS WHEREOF, the undersigned, being the incorporator hereinbefore named, has executed, signed and acknowledged this certificate of incorporation this ninth day of March, A.D. 1994.


                                          ____________________________________
                                          Lamont W. Jones
                                          Incorporator





                                    CERTIFICATE
                         FOR RENEWAL AND REVIVAL OF CHARTER
                                        OF
                             TWILIGHT PRODUCTIONS LTD.

     TWILIGHT PRODUCTIONS LTD., a corporation organized under the laws of the State of Delaware, the Certificate of Incorporation of which was filed in the Office of the Secretary of State on the ninth day of March A.D. 1994, the charter of which was voided for nonpayment of taxes, now declares to procure a restoration, renewal and revival of its charter, and hereby certifies as follows:

     1.     The name of this corporation is:  TWILIGHT PRODUCTIONS LTD.

     2. Its registered office in the State of Delaware is located at 1013 Centre Road, in the City of Wilmington, County of New Castle and its registered agent is THE COMPANY CORPORATION.

     3. The date when the restoration, renewal, and revival of the charter of this company is to commence is the twenty-eighth day of February, A.D., 1998, same being prior to the date of the expiration of the charter. This renewal and revival of the charter of this corporation is to be perpetual.

     4. This corporation was duly organized and carried on the business authorized by its charter until the first day of March, A.D., 1998, at which time its charter became inoperative and void for non-payment of taxes and this certificate for renewal and revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

     IN TESTIMONY WHEREOF, and in compliance with the provisions of Section 312 of the General Corporation Law of the State of Delaware, as amended, TWILIGHT PRODUCTIONS LTD. has caused this certificate to be signed by Art Beroff this 11th day of September A.D., 1998.

                                           __________________________________
                                           Authorized Officer





                   EXHIBIT 3(i) - AMENDED CERTIFICATE OF INCORPORATION


                  CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                                           OF

                               TWILIGHT PRODUCTIONS LTD.



It is hereby certified that:

     1. The name of the corporation (hereinafter called the "Corporation") is TWILIGHT PRODUCTIONS LTD.

     2. The certificate of incorporation of the corporation is hereby amended by taking out Article FOURTH hereof and by substituting in lieu of said Article the follow new Article:

                 "FOURTH: The total number of shares of stock which this corporation is authorized to issue is:

                 Twenty million (20,000,000) shares with a par value of $.001 per share, amounting to Twenty Thousand Dollars ($20,000)."

     3. The amendment of the certificate of incorporation herein contained has been duly amended and written consent has been given in accordance with the provisions of sections 238 and 242 of the General Corporation Law of the State of Delaware.


Signed on September 14, 1998.


                                             _____________________________
                                             ART BEROFF




                               EXHIBIT 3(ii) - BY-LAWS


                                      BY-LAWS

                                        OF

                              TWILIGHT PRODUCTIONS, LTD.

                       (hereinafter called the "Corporation")

                                    ARTICLE I
                                     OFFICES


     Section 1. Registered Office. The registered office of the Corporation shall be in the City of Dover, County of Kent, State of Delaware.

     Section 2. Other Offices. The corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

                                   ARTICLE II
                          MEETINGS OF STOCKHOLDERS

     Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

     Section 2. Annual Meetings. The Annual Meeting of Stockholders shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meeting the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

     Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman or (ii) the President, and shall be called by any such officer or the Secretary at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Written notice of a Special Meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting.

     Section 4. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the issued and outstanding capital stock and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

     Section 5. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority or the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

     Section 6. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior written notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

     Section 7. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the Stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

     Section 8. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

                                  ARTICLE III
                                   DIRECTORS

     Section 1. Number and Election of Directors. The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of not less than two directors unless and until otherwise determined by vote of the entire Board of Directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the entire Board of Directors. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

     Section 2. Vacancies. If the number of directors is changed or there is a vacancy on the board of directors, the remaining director may appoint a director to fill such vacancy and such appointed director shall hold office until the next annual meeting of shareholders. Any vacancy on the Board of Directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

     Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or these By-Laws directed or required to be exercised or done by the stockholders.

     Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman or the President and shall be called by such officer or the Secretary on the written request of two directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director by mail, facsimile, telex, telephone or telegram not less than ten days before the date of the meeting, except that notice of a meeting to be held by conference telephone call (as provided in Section 7 hereof) may be called upon notice given by facsimile, telex or telephone not less than forty-eight hours before the date and time of the meeting.

     Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, until a quorum shall be present at a meeting called for as provided in Section 5.

     Section 6. Actions of Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

     Section 7. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

     Section 8. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may execute all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

     Section 9. Compensation. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, the directors of the Corporation shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. Nothing herein shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meeting.

     Section 10. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum;
or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the
stockholders.   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

                                   ARTICLE IV
                                    OFFICERS

     Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and, unless otherwise determined by the Board of Directors, shall be a Chairman, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose Vice-Presidents, Assistant Secretaries, Assistant Treasurers and other officers. In the event the Board of Directors determines that two persons shall be chosen for a certain position, all references herein shall be deemed to include both persons. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation.

     Section 2. Election. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer elected or appointed by the Board of Directors may be removed at any time with or without cause by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

     Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation only by the Co-Presidents and such officers may, in the name of and on behalf of the Corporation, take all such action as they may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

     Section 4. Chairman. The Chairman shall be the Chief Executive Officers and shall have general direction and supervision over day-to-day matters relating to the business and affairs of the Corporation, shall implement or supervise the implementation of corporate policies as established by the Board of Directors, shall preside at all meetings of the stockholders and of the Board of Directors and shall be in charge of stockholder relations. The Chairman may execute contracts, certificates and other instruments of the Corporation, except where by law the signature of the President is required. The Chairman shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

     Section 5. Co-President. The President shall be the chief operating officer of the Corporation and perform such duties and have such powers as the Board of Directors may from time to time prescribe. In the absence or disability of the Chairman, he shall preside at meetings of the stockholders and Board of Directors. He shall see that all orders and resolutions of the Board of Directors are carried into effect and execute all contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, required by law to be signed and executed by the President, except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the Chairman. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to them by these By-Laws or by the Board of Directors.

      Section 6. Treasurer. The Treasurer shall be the chief financial officer of the Corporation and shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Co-Chief Executive Officers and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as chief financial officer and of the financial condition of the Corporation. If required by the Board of Directors, he shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of stockholders and record all the proceedings thereat in a book or books to be kept for the purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman or the President under whose supervision he shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the Co-Presidents may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed , it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

     Section 8. Vice-Presidents. At the request of the Chairman or the President or in their absence or in the event of their inability or refusal to act, the Vice-President or the Vice-Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice-President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe.

     Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman, the President, any Vice-President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

     Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the Chairman, the President, any Vice-President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

     Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

                                    ARTICLE V
                                      STOCK

     Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman, the President or a Vice-President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

     Section 2. Signatures. Where a certificate is countersigned by (i) a transfer agent other than the Corporation or its employee, or (ii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

     Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

     Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by his attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued.

     Section 5. Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting, nor more than sixty days prior to any other such action. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

     Section 6. Beneficial Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by law.

                                   ARTICLE VI
                                    NOTICES

     Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, such notice may be given by mail, addressed to such director, member of a committee or stockholder, at his address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given five (5) days after the time when the same shall be deposited in the United States mail. Written notice may also be given personally or by telegram, telecopier or cable.

     Section 2. Waivers of Notice. Whenever any notice is required by law, the Certificate of Incorporation or these By-Laws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto. A person entitled to notice of any meeting of the Board of Directors or stockholders, as the case may be, waives such notice if he or she appears in person or, in the case of a stockholder, by proxy at such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

                                   ARTICLE VII
                               GENERAL PROVISIONS

     Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, and may be paid in cash, in property, or in shares of the capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

     Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by the Treasurer or such other person or persons as the Board of Directors may from time to time designate.

     Section 3. Fiscal Year. The fiscal year of the Corporation shall be from January 1st to December 31st unless otherwise determined by resolution of the Board of Directors.

     Section 4. Corporate Seal. The corporate seal shall have inscribed hereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

                                  ARTICLE VIII
                                INDEMNIFICATION

     Section 1. Indemnification Generally. The Corporation shall, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "GCL"), as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Section 2. Good Faith Defined. For purposes of any determination under this Article VIII, a person shall be deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 2 shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this
Section 2 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct.

     Section 3. Indemnification by a Court. Notwithstanding any determination on the part the Corporation or its agents that indemnification of any director, officer, employee or agent is not proper, and notwithstanding the absence of any determination, any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under this Article VIII. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standards of conduct set forth in this Article VIII or the GCL, as the case may be. Notice of any application for indemnification pursuant to this Section 3 shall be given to the Corporation promptly upon the filing of such application.

     Section 4. Non-Exclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement or expenses may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (howsoever embodied) of any court of competent jurisdiction or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of any director, officer, employee or agent of the Corporation or any director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise who is serving at the request of the Corporation shall be made to the fullest extent permitted by law. The provisions of this
Article VIII shall be deemed to preclude the indemnification of any director, officer, employee or agent of the Corporation or any director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise who is serving at the request of the Corporation who is not specified in this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the GCL, or otherwise.

     Section 5. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power or the obligation to indemnify him against such liability under the provisions of this Article VIII.

     Section 6. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VIII shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.


                                   ARTICLE IX
                                   AMENDMENTS

     Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by stockholders of the Corporation or by the Board of Directors, but no by-law adopted by the stockholders may be altered, amended or repealed by the Board of Directors if the by-law so provides.





                   EXHIBIT 4 - FORM OF COMMON STOCK CERTIFICATE


                            TWILIGHT PRODUCTIONS, LTD

                INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

                                   COMMON STOCK

          TP671                                               ****378012

                                                       CUSIP 901373 10 0

                                                         SEE REVERSE FOR
                                                     CERTAIN DEFINITIONS


This
certifies         000380
that              JOHN F. SHEFFS

********************************THREE HUNDRED SEVENTY-EIGHT THOUSAND, TWELVE is the owner of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK $0.001 PAR VALUE OF
                            TWILIGHT PRODUCTIONS, LTD
(hereinafter called the "Corporation"), transferable upon the books of the Corporation by the holder hereof in person or duly authorized attorney upon surrender of this certificate properly endorsed. This certificate is not valid unless countersigned by the Transfer Agent. Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Date: May 2, 2000


_____________________                         _____________________________
SECRETARY                                     PRESIDENT



                        EXHIBIT 4.1 - COMMON STOCK CERTIFICATE


                            COMMON STOCK CERTIFICATE


                             INCORPORATED UNDER THE
                           LAWS OF THE STATE OF TEXAS


COMMON STOCK                                                   COMMON STOCK
  NUMBER ARW                                                         SHARES


     This Certifies that _________________________________________________is the owner of ________________________________________________________________
_____________.FULLY PAID AND NON-TRANSFERABLE SHARES OF COMMON STOCK, $0.01 PAR VALUE, OF ALFORD REFRIGERATED WAREHOUSES, INC. (hereinafter referred to as the "Corporation") transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this certificate properly endorsed. This certificate and the shares represented hereby are issued under and shall be subject to all the provisions of the Articles of Incorporation and the Bylaws of the Corporation and any amendments thereto, copies of which are on file with the Corporation and the Transfer Agent, to all of which the holder, by acceptance hereof, assents.

This Certificate is not valid unless countersigned and registered by the Transfer Agent and Registrar.

WITNESS the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated: __________________


_________________________                      Countersigned and Registered:
                PRESIDENT                      Securities Transfer Corporation
                                               P.O. Box 701829
                                               Dallas, TX 75370-0001

_________________________
                SECRETARY





            EXHIBIT 10.1 -LEASE AGREEMENT DATED AS OF JANUARY 1, 2000,
               BETWEEN JASON K. WADZINSKI AND EDICT SYSTEMS, INC.


                                LEASE AGREEMENT

This Lease Agreement is entered into as of January 1, 2000, by and between Jason K. Wadzinski, an Individual ("Landlord") and EDICT Systems, Inc., an Ohio corporation ("Tenant"). Upon the terms and subject to the conditions hereinafter set forth, Landlord leases to Tenant and Tenant leases from Landlord, the real property described in attached Exhibit "A", which Exhibit A is incorporated herein by this reference, together with all improvements now or hereafter located thereon and all appurtenances and privileges related thereto, all of which area is hereinafter referred to as the "Premises."

Section 1. Lease Term. The lease term shall commence on January 1, 2000, and shall terminate on such a date that is mutually agreeable to Landlord and Tenant.
Section 2. Rent. The annual rent for the lease term shall be $36,000, payable in equal monthly installments of $3,000, each, in advance of the first day of each calendar month throughout the lease term. Tenant shall pay the first and last months's rent to Landlord at the time of the parties' execution of this Lease. If the lease term commences on a day other than the first day of a calendar month, the first month's rent shall be adjusted accordingly.

Section 3. Use of the Premises. Tenant's use of the Premises shall be in a lawful, careful, safe, and proper manner, and Tenant shall carefully preserve, protect, control and guard the same from damage. Tenant shall not use the parking area or the ingress and egress area of the Premises in an unreasonable manner so as to interfere with the normal flow of traffic or the use of such areas by occupants of properties adjacent to the Premises.

Section 4. Taxes and Assessments. Tenant shall pay all real estate taxes and assessments becoming due and payable with respect to the Premises during the lease term and any extension thereof, and all taxes or other charges imposed during the lease term or any extension thereof with respect to any business conducted on the Premises by Tenant or any personal property used by Tenant in connection therewith. Taxes, assessments or other charges which Tenant is obligated to pay or cause to be paid hereunder and which relate to any fraction of a tax year at the commencement or termination of this Lease shall be prorated based upon the ratio that the number of days in such fractional tax year bears to 365.

Tenant shall have the right to contest, object, or oppose the legality or validity of any tax, assessment, or charge, provided that prompt notice of such contest, objection, or opposition be given to Landlord, and provided further that Tenant promptly thereafter set aside in a separate escrow account funds equal to the amount of the taxes, assessments, or charges being contested, objected, or opposed by Tenant. Tenant agrees to hold Landlord harmless from and to fully pay and discharge the amounts finally determined to be due following the exercise of such right to contest, object or oppose, together with any penalties, fines, interests, costs, or expenses that may accrue, or have accrued, thereon and Tenant shall apply the funds so set aside under this Section 4 of fully discharge its obligations hereunder.

If at any time during the lease term or any extension thereof, the method of taxation prevailing at the commencement of the lease term shall be altered so as to cause the whole or any part of the taxes, assessments, or charges now or hereafter levied, assessed or imposed on real estate and improvement thereon to be levied, assessed or imposed wholly or partially as a capital levy, or otherwise, on the rents received therefrom, Tenant shall pay and discharge the same with respect to the rents due hereunder.

Section 5. Utilities. Tenant shall promptly pay or cause to be paid all charges incurred for all utility services furnished to the Premises, including without limitation, telephone service, sanitary sewer, water, natural gas, and electricity. Tenant shall also provide all replacement light bulbs and tubes and pay for all maintenance of all utilities during the lease term and any extension thereof.

Landlord does not warrant that any of the utility services above-mentioned will be free from interruptions caused by war, insurrection, civil commotion, riots, acts of God or the enemy, governmental action, lockouts, picketing (whether legal or illegal), accidents, inability of Landlord to obtain fuel or supplies, or any other cause or causes beyond the reasonable control of Landlord. Any such interruption of service shall not be deemed an eviction or disturbance of Tenant's use and possession of the Premises, or any part thereof, or render Landlord liable to Tenant for damages, or relieve Tenant from the performance of Tenant's obligations under this Lease.

Landlord shall have no responsibility or liability for the failure of any public or private utility to supply sufficient or adequate utility services to the Premises.

Section 6. Compliance with Laws. If any law, ordinance, order, rule or regulation is passed or enacted by any governmental agency or department having jurisdiction over the Premises or Tenant's use of the same which requires Tenant to modify or alter its operations or use of the Premises, this Lease shall in no way be affected and Tenant shall, at its sole cost and expense, promptly comply with such law, ordinance, order, rule, or regulation.
Section 7. Maintenance and Repair. Subject to the provisions of Section 11, below, relating to destruction of or damage to the Premises, and Section 12, below, relating to condemnation of the Premises, Tenant shall, at its sole cost and expense, keep and maintain the Premises, including without limitation, the roof, exterior, foundation, structural and operational parts (cooling, heating, air conditioning, plumbing equipment and fixtures), paving and landscaping, snow and ice removal, interior maintenance (floors, doors, toilets, light replacement, etc.), and all other elements or systems of the Premises, in a condition and repair similar to its original condition and repair, reasonable wear and tear excepted. Replacement and repair parts, materials, and equipment used by Tenant to fulfill its obligations hereunder shall be of a quality equivalent to those initially installed within the Premises. All repair and maintenance work shall be done in accordance with the then existing federal, state, and local laws, regulations and ordinances pertaining thereto. Except as otherwise provided in Sections 11 and 12, below, Landlord shall have no obligation whatsoever with respect to the maintenance and repair of the Premises.

Section 8. Indemnity and Insurance. Tenant shall indemnify Landlord for, defend Landlord against, and save Landlord harmless from any liability, loss, cost, injury, damage, or other expense that may occur or be claimed by or with respect to any person or property on or about the Premises resulting form the use, misuse, occupancy, possession, or unoccupancy of the Premises by Tenant, its agents, employees, licensees, invitees or guests. Except where any loss, cost, injury or damage is the result of Landlord's sole fault or negligence, Landlord shall not have any liability for any loss, cost, injury or damage to the Premises, to Tenant or Tenant's employees, agents, licensees, invitees or guests or to any property of such persons. Except as set forth in the Section 8, Landlord shall not be responsible or liable for loss or damage to the contents of any improvements on the Premises, regardless of who owns the contents and regardless of how or by whom the loss or damage is caused.
At its sole cost and expense, Tenant shall obtain and thereafter maintain in full force and effect, at all times during the lease term and any extension thereof, the following insurance with respect to the Premises:

(a) comprehensive public liability insurance having limits of not less than $500,000 for bodily injury or death to one person, $500,00 for bodily injuries or death arising out of one occurrence, and $200,000 for property damage;

(b) fire and extended coverage insurance in an amount equal to at least 85 percent of the current replacement value of the Premises, which replacement value shall be redetermined by Landlord at the beginning of each year of the lease term and any extension thereof. Landlord shall, upon each such redetermination, give written notice to Tenant of such redetermined replacement value. If Tenant fails to object to such redetermined replacement value within 21 days after its receipt of written notice thereof, such value shall be deemed acceptable to Tenant. If Tenant does object to such redetermined replacement value, the replacement value of the Premises shall then be determined by an appraisal by a firm or person selected by Landlord and approved by Tenant. Such firm or person's determination of the replacement value of the Premises shall be conclusive and binding upon Landlord and Tenant. The cost of any such appraisal shall be borne equally by Landlord and Tenant. If the replacement value of the Premises determined by such an appraisal is higher than the then existing limits of fire and extended insurance coverage, Tenant shall, at its sole cost and expense, promptly cause such insurance limits to be increased to the new replacement value of the Premises. The fire and extended coverage insurance policy shall specifically provide that Landlord and any mortgagee or lessor of Landlord are additional insureds and that all payments shall be made as their interests appear.

Each insurance policy furnished under this Section 8 shall be issued by a responsible insurance company acceptable to Landlord which company shall be authorized to do business in Ohio, and such insurance coverage may be written under a blanket policy or policies obtained by Tenant, which policy or policies may include other real estate owned or leased by Tenant. Landlord, Tenant and any mortgagee or lessor of Landlord shall all be named as insured parties in each such insurance policy, and each policy shall provide for written notice to Landlord and to any mortgagee or lessor of Landlord at least ten days prior to any cancellation, modification, or lapse thereof. Tenant shall furnish Landlord with memorandum copies of such insurance policies prior to the commencement of the lease term.

Section 9. Alterations and Improvements. Tenant shall have the right to make, at no expense to Landlord, improvements, alterations, or additions (hereinafter collectively referred to as "Alteration") to the Premises, whether structural or nonstructural, interior or exterior, provided that: (a) no Alteration shall be made without the prior written consent of Landlord, which consent shall not be unreasonably withheld; (b) no Alteration shall reduce or otherwise impair the value of the Premises; (c) no Alteration shall be commenced until Tenant has fist obtained and paid for all required permits and authorizations of all governmental authorities having jurisdiction with respect to such Alteration; (d) any Alteration shall be made in a good workmanlike manner and in compliance with all laws, ordinances, regulations, codes, and permits; (e) Tenant shall hold Landlord harmless from and against any liens and claims for work, labor, or materials supplied to the Premises at the direction of Tenant, and in the event that any such liens or claims shall be filed for work, labor or materials supplied to the Premises at the direction of Tenant, Tenant shall, at Landlord's option, either escrow an amount equal to the amount of the lien or claim being filed, or obtain a bond for the protection of Landlord in an amount not less than the amount of the lien or claim being filed; and (f) any Alteration shall become and remain the property of Landlord unless Landlord otherwise agrees in writing.

Section 10. Signs. Tenant shall have the right to install and operate, at its sole cost and expense, any sign or signs on the Premises which shall not be in violation of any law, statute or ordinance, and Tenant shall have the right to remove the same, provided that Tenant must repair any damage to the Premises caused by such removal.

Section 11. Damage to Premises. If by fire or other casualty the Premises are destroyed or damaged to the extent that Tenant is deprived of occupancy or use of the Premises (meaning such destruction cannot be repaired or restored within 120 days of the occurrence of the fire or other casualty Landlord may elect to: (a) cause the restoration of the Premises to substantially the same condition as existed before such damage or destruction; or (b) cancel this Lease as of the date of such fire or casualty by giving written notice to Tenant not more than 30 days thereafter. Should Landlord elect to proceed under (a), above, rent shall abate unless Tenant continues to partially occupy the Premises in which case Tenant shall pay all rent on a prorated basis, until the Premises are restored, equal to an amount obtained by multiplying the then existing monthly rent by a percentage equal to the fraction which has as its numerator the amount of square feet in the improvements of the Premises which is incapable of being used for its intended purpose and as its denominator the total amount of square feet in the improvements on the premises. If such damage does not deprive Tenant of occupancy or use of the Premises, Landlord shall proceed with due diligence to cause the restoration of the Premises to substantially the same condition as existed before such damage. In such latter event, rent shall not abate. Tenant shall fully cooperate with Landlord in making available to Landlord for the purpose of so restoring the Premises all insurance proceeds payable under Section 8 as a result of fire or other casualty damage to the Premises.

Section 12. Condemnation. If all or materially all of the Premises are taken in appropriation proceedings or by right of eminent domain or by the threat of the same, then this Lease shall terminate as of the date Tenant is deprived of occupancy thereof, and Tenant's obligations under this Lease, except obligations for rent and other charges herein to be paid by Tenant up to the date thereof, shall terminate. For purposes of this Lease, "materially all of the Premises" shall be considered as having been taken if the portion of the Premises taken, due either to the area so taken or the location of the portion taken, would leave the remaining portion not so taken insufficient to enable tenant to effectively and economically conduct it business at the Premises.

If Less than materially all the Premises are taken in appropriation proceedings or by right of eminent domain or by the threat thereof, then this Lease shall not terminate as a result of such taking, but Landlord shall promptly repair and restore the Premises to substantially the same condition as existed immediately before such taking. Until such repair and restoration are completed, rent shall be abated in the proportion of the number of square feet of improvements on the Premises of which Tenant is deprived bears to the total square feet of such improvements immediately prior to such taking. Thereafter, if the number of square feet of improvements is less than the total of the same prior to such taking, rent shall be reduced in the proportion to which the number of square feet of improvements existing after such repair and restoration is less than the total of the same prior to such taking.

All damages awarded for any such taking shall belong to and be the property of Landlord, whether such damages shall be awarded as compensation for diminution in value to the leasehold or to the fee of the Premises, or otherwise, provided, however, that Tenant shall be entitled to any portion of the award made to Tenant for removal and reinstallation of Tenant's fixtures or for the cost of Tenant's immovable fixtures, if any.

Section 13. Default. If Tenant fails to pay any installment of rent or make any other payment required to be made by Tenant when the same shall become due and payable hereunder, or if Tenant fails to observe and perform any other provision, covenant, or condition of this Lease required under this Lease to be observed and performed by Tenant within 15 days after Landlord shall have given notice to Tenant of the failure of Tenant to observe and perform the same, or if Tenant abandons or vacates the Premises during the continuance of this Lease, or if Tenant makes an assignment for the benefit of creditors or enters into a composition agreement with its creditors, or if the interest of Tenant in the Premises is attached, levied upon, or seized by legal process, or if this Lease is assigned in violation of the terms hereof or is terminated by operation of law, then, in any such event, immediately or at any time thereafter, at the option of Landlord, Landlord shall, as it elects, either: (a) declare this Lease to be in default, in which event this Lease shall immediately cease and terminate, and Landlord may possess and enjoy the Premises as though this Lease had never been made, without prejudice, however, to any and all rights of action when Landlord may have against Tenant for rent and other charges payable by Tenant hereunder (both past due and future rent due Landlord and past due and future charges payable by Tenant), damages, or breach of covenant, in respect to which Tenant shall remain and continue liable notwithstanding such termination; or (b) relet the Premises, or any part thereof, for such term or terms and on such conditions, as Landlord deems appropriate for and on behalf of Tenant, for the highest rental reasonably attainable in the judgment of Landlord, which reletting shall not be considered as a surrender or acceptance back of the Premises or a termination of this Lease, and recover from Tenant any deficiency between the amount of rent and all other charges payable by Tenant under this Lease and those amounts obtained from such reletting, plus any expenses incurred by Landlord in connection with such reletting, including, without limitation, the expenses of any repairs or alterations Landlord deems necessary or appropriate to make in connection with such reletting and all sums expended for brokerage commissions and reasonable attorneys' fees, but Landlord shall be under no duty to relet the Premises; or (c) declare the whole amount of the rent and other charges which would otherwise have been paid by Tenant over the balance of the lease term to be immediately due and payable, without prejudice, however, to any and all other rights of action which Landlord may have against Tenant for past due rent and other charges payable by Tenant hereunder, damages or breach of covenant, in respect to which Tenant shall remain and continue liable notwithstanding Landlord's election to proceed under this clause (c).

In the event that a bankruptcy or insolvency proceeding is filed by or against Tenant, or if a court of competent jurisdiction or other governmental authority approves a petition seeking a reorganization, arrangement, composition or other similar relief with respect to Tenant, or appoints a trustee, receiver or liquidator of Tenant or of all, or substantially all, of Tenant's property or affairs, or assumes custody or control of all, or substantially all, of the property or affairs of Tenant, Landlord shall have the right to elect any of the remedies set forth above. If this Lease is assumed or assigned to a trustee, receiver, liquidator or other court-appointed person or entity without Landlord's prior written consent, the parties and their respective successors (whether by operation of law or otherwise agree that, upon such an assignment or assumption, all defaults of Tenant prior to such assignment or assumption must be cured or that adequate assurances that such defaults will be promptly cured must be given and that adequate assurances of future performance under this Lease must be provided. Such adequate assurances shall mean that a bond shall be issued in favor of Landlord in the amount equal to one year's future rent and that an amount equal to all existing monetary obligations of Tenant which are in default shall be escrowed with an escrow agent acceptable to Landlord. Additionally, all past due monetary obligations of Tenant which are in default shall be paid to Landlord within 60 days after the assignment or assumption and rent will be currently and continually paid on a timely basis commencing with the first day of the month following the 60th day of the assignment and assumption.

Section 14. Non-Waiver and Right to Cure Defaults. Neither a failure by Landlord to exercise any of its options hereunder, nor a failure to enforce its rights or seek its remedies upon any default, nor an acceptance by Landlord of any rent accruing before or after any default, shall affect or constitute a waiver of Landlord's right to exercise such option, to enforce such right, or to seek such remedy with respect to that default or to any prior or subsequent default. The remedies provided in this Lease shall be cumulative and shall not in any way abridge, modify or preclude any other rights or remedies to which Landlord is entitled, either at law or in equity.

If Tenant fails to pay by their respective due dates all rents, charges or other obligations to be paid by it pursuant to the terms hereof, or fails to make necessary repairs to the Premises, or fails to perform any other duties which it is required to perform hereunder, then Landlord, at its option, may do so and the amount of any expenditure attributable to such action by Landlord, plus accrued interest at the rate of twenty percent (20%) per annum from the time each such expenditure is made until reimbursed, shall immediately become due and payable to Landlord and shall be considered additional rent hereunder; but no such payment or compliance by Landlord shall constitute a waiver of any such failure by Tenant or affect any right or remedy of Landlord with respect thereto.

Section 15. Cooperation Respecting Mortgages. Tenant leases the Premises subject to any mortgages now or hereafter placed upon the Premises and agrees to cooperate with Landlord in any attempts Landlord or Landlord's lessor may make from time to time to obtain mortgage financing secured by the Premises. Tenant shall furnish to Landlord or to Landlord's lessor such written information and execute such documentation concerning this Lease as may be requested by Landlord or Landlord's lessor in connection with existing mortgage financing. Tenant shall, at the request of Landlord or Landlord's lessor, formally subject and subordinate its interest in this Lease.

Section 16. Estoppel Certificate. Tenant shall, at Landlord's request upon not less than ten days' prior notice by Landlord, execute, acknowledge, and deliver to Landlord, or such other party as Landlord may specify, a statement in writing certifying that this Lease has not been modified and is still in full force and effect (or if modified, that the same is in full force and effect as modified and stating the modifications), and the dates to which the rent and any other obligations to be paid hereunder by Tenant have been paid, and stating whether or not, to the best of the knowledge of Tenant, Tenant or Landlord is in default in performance of any obligation hereunder, and if so, specifying each such default.

Section 17. Holding Over by Tenant. If Tenant shall continue in possession of the Premises beyond the termination of the lease term, such holding over shall be considered an extension of this Lease for a one-month period and so on, from month to month, until terminated by either party by giving not less than 30 days written notice of termination to the other. Such holding over shall be upon the same terms and conditions as are set forth in this Lease.

Section 18. Surrender of Premises. Upon termination of this Lease, whether by lapse of time or otherwise, or upon the exercise by Landlord of the power to enter and repossess the Premises without terminating this Lease, as hereinbefore provided, Tenant shall at once surrender possession of the Premises to Landlord in a condition and order of repair substantially similar to its original condition and order of repair upon the commencement of the lease term, reasonable wear and tear and damage by events of casualty described in Section 1, excepted, and shall at once remove all of Tenant's personal property and trade fixtures from the Premises. Upon any such termination, Tenant shall, as directed by Landlord, either remodel any addition to the Premises constructed by Tenant under Section 9, above, so as to facilitate use of such addition for office operations or remove such addition from the Premises. Any such remodeling or removal of any addition to the Premises shall be made by Tenant at its sole cost and expense. If, upon any such termination, Tenant does not at once surrender possession of the Premises and remove such of its property as allowed by Landlord, Landlord may forthwith re-enter and repossess the same and remove all of Tenant's property without being guilty of trespass or of forceful entry or detainer or without incurring any liability to Tenant for loss or damage to Tenant's property. Upon any such removal of Tenant's property, it shall be considered to have been abandoned and may either be retained by Landlord as its property or may be disposed of at public or private sale as Landlord sees fit. If any such property is either sold at public or private sale or retained by Landlord, the proceeds of any such sale or the then current fair market value of the property, as the case may be, shall be applied by Landlord against Landlord's expenses of removal, storage or sale of such property, the arrears of rent and other charges or future rent and other charges payable hereunder, and any other damages to which Landlord may be entitled hereunder. Tenant shall repair, at its sole cost and expense, any damage to the Premises resulting from the removal of its property as allowed hereunder.

Section 19. Entry by Landlord. Landlord shall have the right to enter upon the Premises at all reasonable times for the purpose of inspecting the same, and during the last year of the lease term, or any renewal or extension thereof, Landlord may exhibit the same for sale or rent; provided, however, that Landlord shall not unreasonably interfere with Tenant's use of the Premises.

Section 20. Time of the Essence. Time is of the essence in the performance and observance of each and every term, covenant and condition of this Lease by both Landlord and Tenant.

Section 21. Notices and Payment of Rent. Any payment of rent, notice, exercise of option or election, communication, request or other document or demand required or desired to be given to Landlord or Tenant shall be in writing and shall be deemed given: (a) to Landlord when delivered personally to the managing partner of Landlord or when deposited in the United States mail, first-class, postage prepaid, addressed to Landlord at its address set forth at the beginning hereof; and (b) to Tenant when delivered in person to an officer of Tenant or when deposited in the United States mail, first-class, postage prepaid, addressed to Tenant at its address set forth at the beginning hereof. Either party may, from time to time, change the address at which such written notices, exercises of options or elections, communications, requests, or other documents or demands are to be mailed, by giving the other party written notice of such changed address.

Section 22. Assignment. Tenant shall not assign this Lease or sublet the Premises, or any part thereof, without the prior written consent of Landlord, which consent may be subject to terms and conditions as Landlord considers necessary in order to protect its interest in the premises; provided, however, that no assignment of this Lease, whether by act of tenant or by operation of law, and no sublease of the premises, or any part thereof, by or from tenant, shall relieve or release tenant from any of its obligations hereunder.

Section 23. Governing Law. This Lease shall be subject to and governed by the laws of the State of Ohio even though one or more of the parties may be or may become a resident of a different state.

Section 24. Amendments. No amendment to this Lease shall be valid or binding unless such amendment is in writing and executed by the parties hereto.

Section 25. Captions. The captions of the several sections of the Lease are not a part of the context hereof and shall be ignored in construing this Lease. They are intended only as aids in locating and reading the various provisions hereof.

Section 26. Severability of Provisions. The invalidity or unenforceability of any particular provision of this Lease shall not affect the other provisions hereof and this Lease shall be construed in all respects as if such invalid or unenforceable provision were omitted.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease Agreement as of the date first set forth above.

Signed and acknowledged LANDLORD:
in the presence of:
______________________________                   ______________________________

______________________________

TENANT:

______________________________                   ______________________________

______________________________

STATE OF OHIO

COUNTY OF FRANKLIN, SS:

BE IT REMEMBERED, that before me on this ___ day of ______________, 2000, appeared __________________________, who acknowledged the signing of the foregoing instrument to be his voluntary act and deed.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my official seal, on the day set forth above.

______________________________
Notary Public


STATE OF OHIO

COUNTY OF GREEN, SS:

BE IT REMEMBERED, that before me on this ___ day of ______________, 1993, appeared __________________________, who acknowledged the signing of the foregoing instrument to be his voluntary act and deed.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my official seal, on the day set forth above.

______________________________
Notary Public




          EXHIBIT 10.2 -STOCK PURCHASE AGREEMENT, DATED APRIL 10, 2000,
                    AMONG TWILIGHT PRODUCTIONS, LTD., HALTER
                   FINANCIAL GROUP, INC. AND ART HOWARD BEROFF


                             STOCK PURCHASE AGREEMENT


     THIS STOCK PURCHASE AGREEMENT (this "Agreement"), dated April 10, 2000, is entered into by and among Twilight Productions Ltd., a Delaware corporation ("Seller"), Halter Financial Group, Inc., a Texas corporation ("HFG"), and Art Howard Beroff, in his individual capacity ("Beroff" and collectively with HFG, "Purchasers.

                              W I T N E S S E T H:

     WHEREAS, Seller has consummated a reverse merger transaction (the "Public Merger Transaction") whereby the shareholders and management of EDICT Systems, Inc., an Ohio corporation assumed ownership and operational control of Seller;

     WHEREAS, Purchasers desire to purchase from Seller, and Seller desires to sell to Purchasers, an aggregate of 283,000 shares (the "Shares") of Seller's common capital stock pursuant to the terms and conditions more particularly set forth herein; and

     WHEREAS, Purchasers and Seller desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby;

     NOW, THEREFORE, in consideration of the above premises and of the mutual representations, warranties and covenants herein contained, the parties hereby agree as follows:


                                    ARTICLE 1
                               PURCHASE AND SALE

     1.1 Stock Purchase Agreement. On or before July 5, 2000, HFG and Beroff shall each be unconditionally obligated to purchase 141,500 Shares at a purchase price of $150,000 for an aggregate purchase price of $300,000 (the "Purchase Price"). The obligations identified above shall be several, but not joint, obligations of Purchasers such that in no event shall either HFG or Beroff be required to purchase more than 141,500 Shares.

     1.2 Certificate. The certificates representing the Shares shall be original certificates duly issued to and in the name of Purchasers or their respective designees.


                                   ARTICLE 2
           REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGEMENTS BY SELLER

     Set forth below are certain representations, warranties and acknowledgements made by Seller for the benefit of Purchasers in connection with the transactions contemplated by this Agreement. Purchasers acknowledge that each of the representations, warranties and acknowledgements made by Seller in Sections 2.1, 2.2 and 2.4 of this Article 2 is qualified as to the knowledge of Seller's current management insofar as any breach or inaccuracy in such representations, warranties and acknowledgement relates to any action or occurrence or any other circumstances existing during any period prior to the closing date of the Public Merger Transaction. However, for the period following the closing date of the Public Merger Transaction, all representations, warranties and acknowledgements made by Seller in Section 2.2 of this Article 2 shall be deemed made without qualification insofar as they relate to any action or occurrence during the period after the closing date of the Public Merger Transaction, unless specifically qualified therein.

     2.1 Title to Shares. Upon tender of the Purchase Price by Purchasers, Seller shall have delivered the Shares to Purchasers, free and clear of any and all liens, pledges, security interests, encumbrances, buy-sell agreements, preemptive rights or any adverse claims of every kind and character.

     2.2     Execution, Delivery and Performance of Agreement; Authority.
None of the execution, delivery or performance of this Agreement by Seller shall, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any lien, charge or encumbrance pursuant to, any provision of any mortgage, loan, deed of trust, lease, license, agreement, understanding, law, rule or regulation or any order, judgment or decree to which Seller is a party or by which any may be bound or affected. Seller has the full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby, all proceedings required to be taken by it to authorize the execution, delivery and performance of this Agreement and the agreements relating hereto have been properly taken and this Agreement constitutes the valid and binding obligation of Seller enforceable in accordance with its terms. There are no outstanding agreements or arrangements of any character or nature whatever under which Seller is or may become obligated to issue, assign or transfer the Shares. There are no voting trust or other agreements or understandings of any kind relating to the Shares.

     2.3 Exemption From Registration. The Shares are being sold to Purchasers in reliance upon the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the "Act"), set forth in Section 4(2) thereof.

     2.4 Disclosure. No representation or warranty by Seller contained in this Agreement contains any untrue statement of a material fact, or omits to state any material fact required to make the statements herein contained not misleading.


                                    ARTICLE 3
                   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchasers represent and warrant to Seller that Purchasers are acquiring the Shares hereunder for their own account, for investment and with no present intention of reselling or otherwise distributing same except (i) pursuant to a registration statement filed pursuant to the Act, or (ii) under other circumstances which in the opinion of counsel of Purchasers at the time do not require registration under the Act.

     Purchasers acknowledge that this representation has been relied upon by Seller in conveying the Shares pursuant to the terms and conditions of this Agreement.


                                   ARTICLE 4
                              SELLER'S OBLIGATIONS

     Seller shall deliver to HFG and Beroff, or their respective designees or assigns, certificates representing the Shares. Furthermore, Seller shall execute and deliver that certain Registration Rights Agreement (the "Registration Rights Agreement") to be entered into by the parties hereto, related to the Shares the form of which is attached hereto as Exhibit "A".


                                   ARTICLE 5
                            PURCHASERS' OBLIGATIONS

     HFG and Beroff shall each deliver to Seller (i) that portion of the Purchase Price for which they are obligated and (ii) a duly executed copy of the Registration Rights Agreement.


                                    ARTICLE 6
                                  MISCELLANEOUS

      6.1 Headings. The descriptive headings of the several Articles and subsections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

     6.2 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

     6.3 Further Assurances. Consistent with the terms and conditions hereof, each party hereto will execute and deliver such instruments, certificates and other documents and take such other action as any other party hereto may reasonably require in order to carry out this Agreement and the transactions contemplated hereby.

     6.4 Complete Agreement. This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersede all prior arrangements or understandings with respect thereto. There are no representations, agreements, promises, warranties, covenants or undertakings other than those expressly set forth herein or therein.

     6.5 Modifications, Amendments, and Waivers The parties hereto may, by written agreement, modify, amend or supplement any term or provision of this Agreement and (ii) any term or provision of this Agreement may be waived in writing by the party which is entitled to the benefits thereof.

     6.6 Governing Law. This Agreement shall be governed by the laws of the State of Ohio (regardless of the laws that might be applicable under principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect and performance.

     6.7 Severability. In the event any provision of this Agreement is held to be invalid, illegal or unenforceable for any reason and in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall in no event affect, prejudice or disturb the validity of the remainder of this Agreement, which shall be in full force and effect, enforceable in accordance with its terms and the provision held to be void, illegal or unenforceable shall be limited so that it shall remain in effect to the extent permissible by law.

     6.8 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

                                                 PURCHASERS:
                                                 HALTER FINANCIAL GROUP, INC.



                                                 Timothy P. Halter, President



                                                 Art Howard Beroff


                                                 SELLER:
                                                 TWILIGHT PRODUCTIONS LTD.



                                                 Jason Wadzinski, President




                  EXHIBIT 11 - STATEMENT REGARDING COMPUTATION
                              OF PER SHARE EARNINGS

Per share earnings are computed and displayed in the pro forma financial information at December 31, 1999 (as if the merger occurred on January 1, 1999) and March 31, 2000 (as if the merger occurred on January 1, 2000). Due to the significance of the number of shares issued in the merger between Twilight Productions, Ltd. and Edict Systems, Inc., there is no display of earnings per share for the individual company historic financial statement presentations because these computations are not considered meaningful.

Assumed average outstanding shares used in the computation of per share earnings for the pro forma financial statement presentations include the following shares issued or expected to be issued:

       Twilight Production, Ltd. common shares outstanding at
       time of merger                                                619,173
       Common shares issued to Edict Systems, Inc. shareholders
       at time of merger                                           4,359,000
       Common shares issued at time of merger through private
       Placement                                                     400,000
       Common shares expected to be issued pursuant to stock
       purchase agreement                                            283,000

          Total shares used in computation of per share earnings   5,661,173




                   EXHIBIT 21 - SUBSIDIARIES OF THE REGISTRANT

                    EDICT SYSTEMS, INC., AN OHIO CORPORATION